FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	X	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January- September 2007	62

Quarterly results

January–September 2007

TABLE OF CONTENTS

TELEFÓNICA GROUP

Market Size

Financial Highlights

Consolidated Results

Financial Data

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica España

• Wireline Business

• Wireless Business

Telefónica Latinoamérica

• Brazil

• Argentina

• Chile

• Perú

• Colombia

• México

• Venezuela

• Central America

• Ecuador

• TIWS

Telefónica O2 Europe

• O2 UK

• O2 Germany

• O2 Ireland

• Telefónica O2 Czech Republic

Other Companies

• Atento Group

ADDENDA

Key Holdings of the Telefónica Group and its Subsidiaries

Significant Events

Changes to the Perimeter and Accounting Criteria of Consolidation

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited and, therefore, is subject to potential future modifications.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

TELEFÓNICA GROUP

Market Size

(Data in thousands)

Mexico
Internet & Data Acc.
Terra ISP: 2
Mobile Accesses
TEM México: 11,073
Central America
Fixed Telephony Accesses: 120
Internet & Data Accesses: 22
Mobile Accesses: 4,877
Ecuador
Mobile Accesses
TEM Ecuador: 2,653
Peru
Fixed Telephony Acc.
T. del Perú: 2,742
Internet & Data Acc.
T. del Perú: 608
Mobile Accesses
TEM Perú: 7,221
Pay TV
Cable Mágico: 628
Chile
Fixed Telephony Acc.
T. Chile: 2,173
Internet & Data Acc.
T. Chile: 656
Mobile Accesses
TEM Chile: 6,052
Pay TV
TV Digital: 197
Venezuela
Mobile Accesses
TEM Venezuela: 9,840
Colombia
Fixed Telephony Acc.
T. Telecom: 2,340
Internet & Data Acc.
T. Telecom: 168
Mobile Accesses
TEM Colombia: 7,552
Pay TV
TV Digital: 46
Brazil
Fixed Telephony Acc.
Telesp: 12,019
Internet & Data Acc.
Telesp: 3,260
Terra ISP: 986
Mobile Accesses
VIVO: 31,320
Pay TV
TV Digital: 9
Uruguay
Mobile Accesses
TEM Uruguay: 1,047
Argentina
Fixed Telephony Acc.
T. de Argentina: 4,633
Internet & Data Acc.
T. de Argentina: 1,101
Mobile Accesses
TEM Argentina: 13,078
United Kingdom
Mobile Accesses
O2 UK: 17,900
Internet & Data Acc
O2 UK: 38
Ireland
Mobile Accesses
O2 Ireland: 1,632
Morocco
Mobile Accesses
Medi Telecom: 5,786
Germany
Mobile Accesses
O2 Germany: 12,168
Internet & Data Acc
O2 Germany: 37
Slovakia
Mobile Accesses
TO2 Slovakia: 496
Czech Republic
Fixed Telephony Acc.
T. O2 Czech Rep.: 2,135
Internet & Data Acc.
T. O2 Czech Rep: 560
Mobile Accesses
T. O2 Czech Rep.: 4,967
Pay TV
O2TV: 53
Spain
Fixed Telephony Acc.
Wireline Business: 15,865
Internet & Data Acc.
Wireline Business: 5,131
Mobile Accesses
Wireless Business: 22,420
Pay TV
Imagenio: 469

TELEFÓNICA GROUP
ACCESSES
Unaudited figures (thousands)
	January - September
	2007	2006	% Chg
Final Clients Accesses	216,229.8	193,759.6	11.6
Fixed telephony accesses (1)	42,087.5	42,660.1	(1.3)
Internet and data accesses	12,583.5	11,774.8	6.9
Narrowband	2,805.4	4,287.5	(34.6)
Broadband (2)	9,620.4	7,285.4	32.1
Other (3)	157.7	201.9	(21.9)
Mobile accesses	160,157.1	138,443.3	15.7
Pay TV	1,401.7	881.4	59.0
Wholesale Accesses	2,365.3	2,102.5	12.5
Unbundled loops	1,277.5	790.6	61.6
Shared ULL	713.5	438.5	62.7
Full ULL	564.1	352.2	60.2
Wholesale ADSL (4)	591.8	1,167.4	(49.3)
Other (5)	496.0	144.4	243.5
Total Accesses	218,595.1	195,862.1	11.6
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) ADSL, satellite, optical fibre, cable modem and broadband circuits.
(3) Remaining non-broadband final client circuits.
(4) Includes Unbundled Lines by T. Deutschland.
(5) Circuits for other operators.
Note: Mobile accesses, Fixed telephony accesses and Broadband accesses include MANX customers.

TELEFÓNICA GROUP

Financial Highlights

The most relevant factors of Telefónica Group results for the January-September 2007 period are the following:

  Consolidated net income reached 7,8481 million euros:

    Basic earnings per share increases by 50.4% to 1.644 euros per share (1.093 euros per share in January-September 2006), the thirteenth consecutive quarter of growth.

  1 Includes Airwave capital gain by an amount of 1,296 million euros and Endemol capital gain by an amount of 1,368 million euros.

  Revenues (+8.6%), OIBDA (+24.5%), OI (+51.0%) and net income (+51.0%) continue to show outstanding year-on-year growth rates.

  Guidance2 upgrade for fiscal year 2007, reiterated:

    Revenue growth is expected to be in the range +8%/+10% versus +6%/+9% previously announced.

    OIBDA growth is expected to be in the range +10%/+13% (vs. initial range of+8%/+11%).

    OI growth is expected to be between +19%/+23% compared with the range previously communicated (+14%/+20%).

    2007 CapEx is expected to be below 8,100 million euros versus the initial estimation of <7,814 million euros.

  2 Base 2006 reported numbers include eleven months of O2 Group (consolidated since February 2006), eight months of Telefónica Telecom (consolidated since May 2006), six months of Iberbanda (consolidated since July 2006), three months of start-up losses in Slovakia, and exclude Endemol and Airwave results. 2007 guidance assumes constant exchanges rates as of 2006 and excludes changes in the consolidation perimeter. In terms of guidance calculation, OIBDA and OI exclude other exceptional revenues/expenses not foreseeable in 2007. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses, with the exception of the ones decided after the guidance communication. For comparison purposes the equivalent other exceptional revenues/expenses registered in 2006 are also deducted from reported figures. CapEx excludes investments related to Real Estate Efficiency Plan.

  Reinforced organic growth3 strength: top line +7.6% year-on-year:

    By geographies, Telefónica Latinoamérica revenues posted an organic growth of 12.6% year-on-year, Telefónica España 4.9% year-on-year and Telefónica O2 Europe +4.9% year-on-year.

  3 Assuming constant exchange rates and including the consolidation of the O2 Group, Telefónica Telecom and Iberbanda in January-September 2006. It excludes the consolidation of Telefónica O2 Slovakia in January-September 2007, the consolidation of Airwave in April-September 2006 and the consolidation of Endemol in July-September 2006.

  Intense commercial activity on customer acquisition and retention, that translates into a strong accesses expansion (+11.6% year-on-year) to 218.6 million, mainly on mobile and broadband:

    Mobile accesses stood at 160.2 million, 15.7% higher than September 2006.

    Retail Internet broadband accesses totalled 9.6 million as of September 2007, up 32.1% against September 2006.

    Pay TV customers reached 1.4 million (+59.0% year-on-year).

  Operating cash flow (OIBDA-CapEx) totalled 13,221 million euros, backed by executed synergies through the integrated management of operations, cost optimisation and improved diversification.

TELEFÓNICA GROUP

Consolidated Results

Telefónica Group organizational restructuring by Regional Business Units: Telefónica España, Telefónica Latinoamérica and Telefónica O2 Europe, in accordance with the new regional and integrated management model, defines that the companies legal structure is not relevant for the presentation of the Telefónica Group financial information. In this sense, operating results of each regional business units are presented independently of their legal structure.

In line with this new structure, Telefónica Group has incorporated in Telefónica España and Telefónica Latinoamérica regional businesses units all the information corresponding to fixed, cellular, cable and Internet businesses.

Likewise, Telefónica O2 Europe includes O2 Group results and Telefónica O2 Czech Republic results.

In the caption Other companies and Eliminations Content and Media Business is included, where the results of Telefonica S.A. direct stake has been integrated in the share capital of Endemol Entertainment Holding, N.V.

The results for the Telefónica Group for the first nine months of the year continue to prove the Company’s growth profile, the high value of the diversification by business and geographies, the efficient cost structure and the generation of synergies through the integrated management of the Company.

Once again, cumulative revenues (+8.6% year-on-year), OIBDA (+24.5% year-on-year), OI (+51.0% year-on-year) and net profit (+51.0% year-on-year) show significant growth rates as compared to the same period last year.

The customer base grew 11.6% due to the successful campaigns to attract and retain customers, while operating cash flow (OIBDA-CapEx) rose almost 38% year-on-year to 13,221 million euros (+10.1% ex-capital gains from the Airwave and Endemol disposals).

During the third quarter of 2007, the Telefónica Group maintained its high commercial activity, ending September with a total of 218.6 million accesses, 11.6% more than a year earlier. Telefónica España currently has 45.6 million accesses, an increase of 5.3% year-on-year. Not only have the mobile and broadband customer bases grown, but fixed line loss has been contained, with the same year-on-year loss as in June 2007. Meanwhile, the number of total accesses in Telefónica Latinoamérica continued to accelerate (+14.9% year-on-year to 126.5 million) thanks to a robust mobile market, the strong growth in broadband, and an expanding pay TV subscriber base. Telefónica O2 Europe saw the number of total accesses advance 7.8% to 40.7 million, driven by strong performance in the mobile business, notably in the contract segment.

By access type, growth in mobile accesses at the Telefónica Group continues to accelerate to reach almost 160.2 million (+15.7% year-on-year). Latin America recorded 4.1 million net adds in the quarter, with Brazil, Peru, Mexico and Argentina as the main contributors. In Spain, net adds in the quarter totalled 317,038, driven by the summer campaign and reduced churn, to put the managed customer base at over 22.4 million, 6.7% higher than a year earlier. In Europe, the customer base expanded 8.3% to over 37.2 million thanks to net adds of 840,000 during the quarter, 610,000 of which came from O2 Germany.

Retail internet broadband accesses at the Telefónica Group advanced 32.1% year-on-year to over 9.6 million at the end of September. ADSL, TV and voice bundles are still an important feature for Telefónica’s markets in order to develop faster the broadband market and customer loyalty. In Spain, retail broadband accesses surpassed 4.3 million (up 27.3% year-on-year), in Latin America, 4.7 million (+34.4%) while in Europe, 572,000 (+53.2%). Net adds in the third quarter were 145,756 in Spain, while this figure amounted to 323,000 and 32,000 in Latin America and Europe, respectively.

Pay TV accesses at the end of the quarter exceeded 1.4 million, 59.0% more than a year before, with operations up and running in Spain, the Czech Republic, Peru, Chile, Colombia and Brazil. Meanwhile in Brazil the company enriched its proprietary satellite TV offer with Globo content from 30 September.

Thanks to the sound performance of the Group’s customer base, revenues at the end of September totalled 42,014 million euros, a year-on-year increase of 8.6%. Negative exchange rate effect detracted just 1 percentage point from revenue growth (-1.4 percentage points to June and -2.6 percentage points to March), while changes in the consolidation perimeter contributed 1.9 percentage points to growth (vs. +4.5 percentage points in the first half of 2007 and +9.8 percentage points in the first quarter 2007). Accordingly, organic revenue growth1 was 7.6%. The main contributors to growth were Telefónica Latinoamérica which accounted for 4.2 percentage points and, to a lesser extent, Telefónica España, which contributed 1.9 percentage points. By business, mobile services and broadband contributed the most to organic growth, up 11.2% and 23.0% year-on-year, respectively. Third quarter revenues amounted to 14,188 million euros, up 4.8% year-on-year.

1 Assuming constant exchange rates and including the O2 Group, Telefónica Telecom and Iberbanda in January-September 2006. It excludes the consolidation of Telefónica O2 Slovakia in January-September 2007, the consolidation of Airwave in April-September 2006 and the consolidation of Endemol in July-September 2006.

In absolute terms, Telefónica España contributed the most to Telefónica Group revenues, accounting for 36.8% of the total. In the period January-September 2007, Telefónica España generated revenues of 15,462 million euros, up 5.0% year-on-year. Telefónica España’s Wireline Business posted revenues of 9,219 million in the first nine months of the year, up 3.7% year-on-year, on the back of strong internet and broadband growth while the declines in voice revenues continued to narrow. Meanwhile, the Wireless Business generated revenues of 7,287 million euros in the first nine months of 2007, up 6.1% driven mainly by service revenue growth (+5.2%). Service revenues were in turn boosted by customer revenues (+8.8%), underpinned by the growing customer base – especially in the contract segment -, and higher usage of data.

Telefónica Latinoamérica (34.9% of consolidated revenues) recorded revenues of 14,676 million euros in the period January-September 2007, 10.8% more than in the same period last year (+14.5% in constant euros). Organic revenue growth2 was 12.6%. In constant currency terms, the countries contributing most to revenue growth, leaving aside Colombia due to the change in the consolidation perimeter, were Mexico and Venezuela, each contributing 3.1 percentage points, followed by Argentina (+2.0 percentage points). In absolute terms, Brazil remains Telefónica Latinoamérica’s greatest contributor accounting for 38.4% of total revenues, followed by Venezuela (11.7%) and Argentina (11.4%). TASA is the best performing fixed telephony operator in the region, reporting 9.3% growth in local currency thanks to higher broadband revenues (+53.5% in local currency) and a robust traditional business (+5.6% in local currency). In Brazil, VIVO (revenues up 15.8% in local currency) should be highlighted, whose results prove the advance in the target of obtaining profitable growth.

2 Assuming constant exchange rates and including Telefónica Telecom in the consolidation in January-September 2006.

Telefónica O2 Europe contributed 10,776 million euros (25.6%) to the Telefónica Group’s total revenues in the first nine months of 2007. Telefónica O2 Europe’s 2006 revenues include the O2 Group assets for February-September 2006, as well as Telefónica Deutschland and Telefónica O2 Czech Republic for January-September 2006. The continued growth in the customer base and ARPU have helped O2 UK’s revenues increase 10.2% in local currency vs. the first nine months of 2006 despite a tough market environment. At Telefónica O2 Czech Republic, cumulative revenues to September rose 3.3% year-on-year in local currency, boosted by the mobile business and a stable fixed business. However, at O2 Germany revenues fell 2.5% vs. January-September 2006 due to the cut in termination rates and intense competition.

In the first nine months of the year, operating expenses at the Telefónica Group totalled 27,050 million euros, 8.2% higher than the same period the year before. This increase is largely due to changes in the consolidation perimeter and the higher commercial efforts carried out in Latin America and Europe, in a context of maximizing the cost structure efficiency.

Supplies rose 10.6% year-on-year in the period January-September to 13,254 million euros (up 11.6% excluding the exchange rate effect). Excluding also changes to the consolidation perimeter, supplies would have risen 9.3%, mainly due to higher interconnection expenses at Telefónica Latinoamérica and O2 UK.

Personnel expenses rose 2.2% year-on-year to 5,315 million (+3.1% in constant euros). The average number of employees in the period was 242,605, 16,726 more than the year before, due to the increase of the Atento Group workforce and the inclusion of new companies in the consolidation perimeter. Excluding the Atento Group workforce, the average number of employees at the Telefónica Group would have been virtually flat year-on-year, reaching 127,385 employees. Workforce restructuring expenses amounted to 299 million euros in the period January-September 2007, mainly due to the 126 million euro provision due to Telefónica España’s Wireline Business 2003-2007 redundancy programme (with 445 employees signing up) and the provision of 114 million euros at the O2 Group (Germany, UK and Ireland) also associated to workforce restructuring programmes.

External service expenses in the period January-September increased 8.5% year-on-year (9.7% in constant euros) to 7,220 million euros. In organic terms, this increase was mainly due to increased commercial activity at Telefónica Latinoamérica and in Telefónica España’s Wireline Business.

Also, in the first nine months of the year, gains on sale of fixed assets totalled 2,634 million euros due to the recognition in the second quarter of 1,296 million euros of capital gains from the sale of Airwave and in the third quarter of 1,368 million euros of capital gains from the disposal of Endemol. Meanwhile a capital loss of 45 million euros was recorded in connection with the disposal of the Group’s 6.9% stake in CANTV.

Operating income before depreciation and amortization (OIBDA) in the period January-September totalled 18,248 million euros, 24.5% higher than in the same period last year, thanks to OIBDA growth in the third quarter (+29.0% to 6,979 million euros) due to the recognition of the capital gains generated by the sale of Endemol. Excluding capital gains from Airwave and Endemol disposals, OIBDA rose 6.3% year-on-year in cumulative terms. At the end of September, organic growth3 in OIBDA was 24.7% (6.8% excluding capital gains). The OIBDA margin in the first nine months of 2007 was 43.4% (37.1% excluding the Airwave and Endemol capital gains vs. 37.9% the year before).

3 Assuming constant exchange rates and including the O2 Group, Telefónica Telecom and Iberbanda in January-September 2006. It excludes the consolidation of Telefónica O2 Slovakia in January-September 2007, the consolidation of Airwave in April-September 2006 and the consolidation of Endemol in July-September 2006.

Telefónica España (47.4%4 of consolidated OIBDA) reported OIBDA of 7,384 million euros in the period January-September 2007, 7.6% more than in the year before. The OIBDA margin was 47.8%, 1.1 percentage points wider than in the same period last year.

OIBDA at Telefónica Latinoamérica (5,309 million euros) represented 34.1% of consolidated OIBDA4 for the first nine months of 2007, a year-on-year increase of 10.4%, or organic growth5 of 12.2%. In constant euros, OIBDA rose 13.8%. The biggest contributors to growth were Venezuela (+4.9 percentage points), Mexico (+3.2 percentage points) and Colombia (+2.4 percentage points), the latter due to the change in the consolidation perimeter. The OIBDA margin to September was 36.2%, largely in line with the same period the year before.

4 Telefónica Group’s OIBDA for January-September 2007 excludes the capital gains from the sales of Airwave (1,296 million euros) and Endemol (1,368 million euros).
5 Assuming constant exchange rates and including Telefónica Telecom in January-September 2006.

Telefónica O2 Europe generated OIBDA of 4,151 million in cumulative terms including the 1,296 capital gain on the sale of Airwave, a contribution of 18.3% to total Telefónica Group OIBDA6. In the period January-September 2006, Telefónica O2 Europe reported OIBDA of 2,798 million euros; this figure consolidated the O2 Group assets for February-September and Telefónica O2 Czech Republic and Telefónica Deutschland for the full nine months. The OIBDA margin excluding the Airwave capital gains was 26.5% vs. 29.7% in January-September 2006. In the third quarter, OIBDA growth at O2 UK accelerated to 9.0% year-on-year in local currency (+5.1% in the second quarter 2007 and -4.6% in the first quarter 2007). The OIBDA margin was 27.3% in the third quarter, practically flat year-on-year. In O2 Germany, OIBDA grew 8.4% year-on-year in the third quarter 2007 to 197 million euros, leaving an OIBDA margin of 21.7%. At Telefónica O2 Czech Republic, the OIBDA margin to September 2007 was 45.8% (3.1 percentage points lower than in the same period last year), with a negative impact of around 2 percentage points from operations in Slovakia.

6 Excluding Airwave capital gain (1,296 million euros) in Telefónica O2 Europe OIBDA and capital gains from both Airwave (1,296 million euros) and Endemol (1,368 million euros) at Telefónica Group level

Depreciation and amortization in cumulative terms totalled 6,985 million euros, 2.9% lower than the year earlier figure. Telefónica España and Telefónica Latinoamérica (6.3% and 7.4% less year-on-year, respectively) contributed the most to the lower depreciation and amortization of Telefónica Group. Meanwhile Telefónica O2 Europe recorded an increase (4.2% year-on-year) as a result of the recognition of the O2 Group’s Purchase Price Allocation (of 616 million euros) and the Telefónica O2 Czech Republic (of 117 million euros). In organic terms 7, depreciation and amortization at the Telefónica Group fell 5.5%, similar to the decline recorded in the first half of 2007, being Telefónica Latinoamérica the main contributor to this reduction.

7 Assuming constant exchange rates and including the O2 Group, Telefónica Telecom and Iberbanda in January-September 2006. It excludes the consolidation of Telefónica O2 Slovakia in January-September 2007, the consolidation of Airwave in April-September 2006 and the consolidation of Endemol in July-September 2006.

The sharp rise in OIBDA and fall in depreciation and amortization drove operating income (OI) 51.0% higher in the first nine months of the year to 11,263 million euros. Excluding the impact of the Airwave and Endemol disposals, OI would have increased by 15.3%. Organic growth8 was 55.3% (+19.2% excluding capital gains from Airwave and Endemol).

8 Assuming constant exchange rates and including the O2 Group, Telefónica Telecom and Iberbanda in January-September 2006. It excludes the consolidation of Telefónica O2 Slovakia in January-September 2007, the consolidation of Airwave in April-September 2006 and the consolidation of Endemol in July-September 2006.

Profit from associates jumped 75.6% to 107 million. The bulk of the increase was due to Lycos Europe, which in April sold its investment in the Czech-based Internet portal provider Seznam, c.z. The improvement is also underpinned by the fact that Sogecable and The Link are no longer consolidated under the equity method since the fourth quarter of 2006.

Net financial results at the end of September 2007 amounted to 2,095 million euros, 8.6% above those of the same period of 2006. This variation arises mainly from the increase in the average cost of debt for the Telefónica Group due to higher interest rates in Europe and higher percentage of debt in Latin America, that drives financial expenses up by 242 million euros. Management of the present value of pre-retirement plan commitments and other positions associated to marked-to-market positions, have a positive impact of 107 million euros, 22 million euros above the figure reported for the first nine months of 2006. The average cost calculated on average total net debt for the period January-September 2007 is 5.39% and 5.41% when excluding FX results.

Free cash flow generated by the Telefónica Group in the period January-September 2007 totalled 5,959 million euros of which 1,797 and 1,425 million euros were assigned to Telefónica S.A. share buyback program and dividend payment respectively, and 587 million euros to commitment cancellations derived mainly from the pre-retirements plans. Due to the fact that financial divestitures for the period amounted to 4,875 million euros, mainly due to Airwave and Endemol disposals, net financial debt decreased in 7,024 million euros. Also, net debt was reduced by an additional 1,117 million euros because of foreign exchange impact, changes in the consolidation perimeter and other effects on financial accounts. All this has been translated in a decrease of 8,141 million euros with respect to the net financial debt of the fiscal year 2006 (52,145 million euros), reaching the net financial debt of Telefónica Group 44,004 million euros at September 2007.

The tax provision for the first nine months of the year totalled 1,271 million euros, implying a 13.71% tax rate. However, the cash outflow for the Telefónica Group will be further reduced as negative tax bases from past periods will be compensated.

In 2007, the tax rate has been reduced due to several factors, mainly the disposal of Endemol, that implied a fiscal loss, the fiscal reform in UK, implying a reduction in terms of deferred liabilities and the disposal of Airwave, with no fiscal impact.

Minority interests substracted 156 million euros in the period January-September 2007, a 42.8% year-on-year decrease mainly due to the merger by absorption of Telefónica Móviles, S.A. by Telefónica S.A. in July 2006. Minority stakes in Telesp and Telefónica O2 Czech Republic accounted for the bulk of profit attributable to minority interests.

In all, consolidated net profit to September totalled 7,848 million euros, up 51.0% year-on-year. Basic earnings per share jumped 50.4% to 1.644 euros. In the third quarter, net income amounted to 4,018 million euros, 38.7% more than in the third quarter of 2006, while earnings per share stood at 0.849 euros compared to 0.6 euros per share in the third quarter of 2006.

CapEx in the first nine months of 2007 totalled 5,027 million euros, down 0.8% year-on-year. Exchange rate effects detracted 1.2 percentage points However, CapEx is highly seasonal, so this trend should not be extrapolated for the full year.

FINANCIAL TARGETS (9):

The Telefónica Group reiterates its financial targets for 2007, upgraded in the second quarter 2007, specifically the following:

  Growth in consolidated revenues of +8%/+10% compared to the initial target of +6/+9%

  OIBDA growth of +10%/13% vs. +8%/11% previously announced.

  OI growth of +19%/+23% vs. the previously announced guidance of +14%/+20%.

  CapEx of less than 8,100 million euros vs. the initial estimate of <7,814 million euros.

9  2006 figures include eleven months of the O2 Group (consolidated from February 2006), eight months of Telefónica Telecom (consolidated from May 2006), six months of Iberbanda (consolidated from July 2006), three months of losses for the start-up of operations in Slovakia, while Endemol and Airwave results are excluded. 2007 guidance assumes constant exchange rates from 2006 and excludes changes in the consolidation perimeter. In terms of guidance calculations, OIBDA and OI exclude exceptional revenues and expenses not foreseeable in 2007. Staff restructuring and real estate plans are included as operating revenues/expenses except those which are decided on after guidance has been announced. For comparative purposes, equivalent extraordinary revenues/expenses recorded in 2006 have also been deducted from the reported figures. CapEx excludes investments related to the real estate efficiency plan.

TELEFÓNICA GROUP

Financial Data

SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - September
	2007	2006	% Chg
Revenues	42,014	38,704	8.6
Operating income before D&A (OIBDA)	18,248	14,654	24.5
Operating income (OI)	11,263	7,460	51.0
Income before taxes	9,275	5,592	65.9
Net income	7,848	5,198	51.0
Basic earnings per share	1.644	1.093	50.4
Weighted average number of ordinary shares outstanding during the period (millions)	4,772.3	4,754.0	0.4
Note: Figures are presented considering the Purchase Price Allocation of O2 as of February 2006.
Note: For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IFRS rule 33 "Earnings per share". Thereby, there are not taking into account as outstanding shares the weighted average number of shares held as treasury stock during the period.

TELEFÓNICA GROUP
RESULTS BY REGIONAL BUSINESS UNITS
Unaudited figures (Euros in millions)
	REVENUES			OIBDA			OPERATING INCOME
	January - September			January - September			January - September
	2007	2006	% Chg	2007	2006	% Chg	2007	2006	% Chg
Telefónica España	15,462	14,720	5.0	7,384	6,863	7.6	5,590	4,949	13.0
Telefónica Latinoamérica	14,676	13,242	10.8	5,309	4,811	10.4	2,760	2,059	34.1
Telefónica O2 Europe (1)	10,776	9,434	14.2	4,151	2,798	48.3	1,585	336	371.8
Other companies and eliminations (2)	1,101	1,308	(15.9)	1,403	182	n.m.	1,328	116	n.m.
Total Group	42,014	38,704	8.6	18,248	14,654	24.5	11,263	7,460	51.0
Note: Figures are presented considering the Purchase Price Allocation of O2 as of February 2006.
Note: OIBDA for wireline operations in Latin America is presented after management fees.
(1) Telefónica O2 Europe includes in 2006 Telefónica O2 Czech Republic (January-September), T. Deutschland (January-September) and O2 Group (February-September)
(2) OIBDA and Operating Income exclude the variation in investment valuation allowances accounted by Telefónica, S.A.

CAPEX BY REGIONAL BUSINESS UNITS
Unaudited figures (Euros in millions)
	January - September
	2007	2006	% Chg
Telefónica España	1,571	1,457	7.8
Telefónica Latinoamérica	1,885	1,628	15.7
Telefónica O2 Europe (1)	1,450	1,675	(13.4)
Other companies and eliminations	121	306	(60.4)
Total Group	5,027	5,067	(0.8)
Note: Group CapEx in 2006 at cumulative average exchange rate.
(1) Telefónica O2 Europe includes in 2006 Telefónica O2 Czech Republic (January-September), T. Deutschland (January-September) and O2 Group (February-September)

TELEFÓNICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September			July - September
	2007	2006	% Chg	2007	2006	% Chg
Revenues	42,014	38,704	8.6	14,188	13,542	4.8
Internal exp capitalized in fixed assets (1)	497	524	(5.1)	160	182	(12.2)
Operating expenses	(27,050)	(25,003)	8.2	(8,927)	(8,474)	5.3
Supplies	(13,254)	(11,985)	10.6	(4,411)	(4,246)	3.9
Personnel expenses	(5,315)	(5,201)	2.2	(1,670)	(1,612)	3.6
Subcontracts	(7,220)	(6,652)	8.5	(2,427)	(2,251)	7.8
Bad Debt Provisions	(537)	(484)	10.9	(178)	(128)	38.7
Taxes	(725)	(681)	6.5	(242)	(238)	1.6
Other net operating income (expense)	166	219	(24.4)	185	94	96.3
Gain (loss) on sale of fixed assets	2,634	224	n.s.	1,375	72	n.m.
Impairment of goodwill and other assets	(13)	(14)	(7.5)	(2)	(4)	(40.5)
Operating income before D&A (OIBDA)	18,248	14,654	24.5	6,979	5,412	29.0
Depreciation and amortization	(6,985)	(7,194)	(2.9)	(2,272)	(2,460)	(7.6)
Operating income (OI)	11,263	7,460	51.0	4,707	2,952	59.5
Profit from associated companies	107	61	75.6	26	21	22.9
Net financial income (expense)	(2,095)	(1,929)	8.6	(657)	(738)	(10.9)
Income before taxes	9,275	5,592	65.9	4,075	2,235	82.4
Income taxes	(1,271)	(1,717)	(25.9)	(15)	(831)	(98.2)
Income from continuing operations	8,004	3,875	106.5	4,061	1,404	189.3
Income (Loss) from discontinued ops.	0	1,596	n.m.	0	1,577	n.m.
Minority interest	(156)	(273)	(42.8)	(43)	(84)	(48.4)
Net income	7,848	5,198	51.0	4,018	2,897	38.7
Weighted average number of ordinary shares outstanding during the period (millions)	4,772.3	4,754.0	0.4	4,730.2	4,828.1	(2.0)
Basic earnings per share	1.644	1.093	50.4	0.849	0.600	41.6
Note: Figures are presented considering the Purchase Price Allocation of O2 as of February 2006.
"Bad debt provisions" have been reclassified from "Other net operating income (expense)" to "Operating expenses".
(1) Including work in process.
Note: For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IFRS rule 33 "Earnings per share". Thereby, there are not taking into account as outstanding shares the weighted average number of shares held as treasury stock during the period.

TELEFÓNICA GROUP
CONSOLIDATED BALANCE SHEET
Unaudited figures (Euros in millions)
	January - September
	2007	2006	% Chg
Non-current assets	85,150	90,426	(5.8)
Intangible assets	18,554	20,986	(11.6)
Goodwill	20,045	21,828	(8.2)
Property, plant and equipment and Investment property	32,065	33,428	(4.1)
Long-term financial assets and other non-current assets	6,343	5,981	6.1
Deferred tax assets	8,143	8,202	(0.7)
Current assets	20,473	19,128	7.0
Inventories	1,002	1,052	(4.8)
Trade and other receivables	10,258	9,709	5.7
Current tax receivable	1,174	1,468	(20.1)
Short-term financial investments	1,482	1,788	(17.1)
Cash and cash equivalents	6,545	5,101	28.3
Non-current assets classified as held for sale	13	9	40.8
Total Assets = Total Equity and Liabilities	105,623	109,554	(3.6)
Equity	22,410	19,185	16.8
Equity attributable to equity holders of the parent	19,700	16,397	20.1
Minority interest	2,710	2,788	(2.8)
Non-current liabilities	58,142	63,908	(9.0)
Long-term financial debt	47,362	51,647	(8.3)
Deferred tax liabilities	4,004	4,727	(15.3)
Long-term provisions	5,783	6,545	(11.6)
Other long-term liabilities	993	988	0.5
Current liabilities	25,071	26,462	(5.3)
Short-term financial debt	6,458	8,975	(28.0)
Trade and other payables	8,542	8,782	(2.7)
Current tax payable	2,671	2,529	5.6
Short-term provisions and other liabilities	7,400	6,176	19.8
Liabilities associate with non-current assets classified "held for sale"	0	0	n.m.
Financial Data
Net Financial Debt (1)	44,004	52,239	(15.8)
Note: Figures are presented considering the Purchase Price Allocation of O2 as of February 2006.
(1) Net Financial Debt = Long term financial debt + Other long term liabilities + Short term financial debt - Short term financial investments - Cash and cash equivalents - Long term financial assets and other non-current assets.

TELEFÓNICA GROUP
FREE CASH FLOW AND CHANGE IN DEBT
Unaudited figures (Euros in millions)
		January - September
		2007	2006	% Chg
I	Cash flows from operations	14,068	13,730	2.5
II	Net interest payment (1)	(2,373)	(1,711)
III	Payment for income tax	(1,157)	(879)
A=I+II+III	Net cash provided by operating activities	10,538	11,140	(5.4)
B	Payment for investment in fixed and intangible assets	(5,067)	(4,982)
C=A+B	Net free cash flow after CAPEX	5,471	6,158	(11.2)
D	Net Cash received from sale of Real Estate	29	24
E	Net payment for financial investment	4,846	(21,302)
F	Net payment for dividends and treasury stock (2)	(3,321)	(3,521)
G=C+D+E+F	Free cash flow after dividends	7,024	(18,641)	c.s.
H	Effects of exchange rate changes on net financial debt	(421)	(616)
I	Effects on net financial debt of changes in consolid. and others	(696)	4,147
J	Net financial debt at beginning of period	52,145	30,067
K=J-G+H+I	Net financial debt at end of period	44,004	52,239	(15.8)
(1) Including cash received from dividends paid by subsidiaries that are not under full consolidation method.
(2) Dividends paid by Telefónica S.A. and dividend payments to minoritaries from subsidiaries that are under full consolidation method and treasury stock.

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)
	January - September
	2007	2006	% Chg
OIBDA	18,248	14,654	24.5
- CapEx accrued during the period	(5,027)	(5,067)
- Payments related to commitments	(587)	(616)
- Net interest payment	(2,373)	(1,711)
- Payment for income tax	(1,157)	(879)
- Results from the sale of fixed assets	(2,634)	(224)
- Invest. in working cap. and other deferred income and exp	(1,000)	1
= Net Free Cash Flow after CapEx	5,471	6,158	(11.2)
+ Net Cash received from sale of Real Estate	29	24
- Net payment for financial investment	4,846	(21,302)
- Net payment for dividends and treasury stock	(3,321)	(3,521)
= Free Cash Flow after dividends	7,024	(18,641)	c.s.
Note: The concept expected "Free Cash Flow" was introduced to reflect the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.
The differences with the caption "Net Free Cash Flow after CapEx" included in the table presented above, are related to "Free Cash Flow" being calculated before payments related to commitments (workforce reductions and guarantees) and after dividend payments to minoritaries, due to cash recirculation within the Group.
	Jan-Sep 2007	Jan-Sep 2006
Net Free Cash Flow after CapEx	5,471	6,158
+ Payments related to cancellation of commitments	587	616
- Ordinary dividends payment to minoritaries	(99)	(289)
= Free Cash Flow	5,959	6,486
Weighted average number of ordinary shares outstanding during the period (millions)	4,772.3	4,754.0
= Free Cash Flow per share	1.249	1.364

NET FINANCIAL DEBT AND COMMITMENTS
Unaudited figures (Euros in millions)
		September 2007
	Long-term debt	47,646
	Short term debt including current maturities	6,458
	Cash and Banks	(6,545)
	Short and Long-term financial investments (1)	(3,556)
A	Net Financial Debt	44,004
	Guarantees to IPSE 2000	365
B	Commitments related to guarantees	365
	Gross commitments related to workforce reduction (2)	4,802
	Value of associated Long-term assets (3)	(670)
	Taxes receivable (4)	(1,475)
C	Net commitments related to workforce reduction	2,657
A + B + C	Total Debt + Commitments	47,026

	Net Financial Debt / OIBDA (5)	2.1x
	Total Debt + Commitments/ OIBDA (5)	2.3x
(1) Short term investments and certain investments in financial assets with a maturity profile longer than one year, whose amount is included in the caption "Investment" of the Balance Sheet.
(2) Mainly in Spain. This amount is detailed in the caption "Provisions for Contingencies and Expenses" of the Balance Sheet, and is the result of adding the following items: "Provision for Pre-retirement, Social Security Expenses and Voluntary Severance", "Group Insurance", "Technical Reserves", and "Provisions for Pension Funds of Other Companies".
(3) Amount included in the caption "Investment" of the Balance Sheet, section "Other Loans". Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.
(4) Net present value of tax benefits arising from the future payments related to workforce reduction commitments.
(5) Calculated based on September 2007 OIBDA, excluding results on the sale of fixed assets and proportionally annualized.

TELEFÓNICA GROUP
EXCHANGES RATES APPLIED
	P&L and CapEx (1)		Balance Sheet (2)
	Jan - Sep 2007	Jan - Sep 2006	September 2007	September 2006
USA (US Dollar/Euro)	1.344	1.243	1.418	1.266
United Kingdom (Sterling/Euro)	0.677	0.685	0.697	0.678
Argentina (Argentinean Peso/Euro)	4.172	3.821	4.466	3.930
Brazil (Brazilian Real/Euro)	2.688	2.714	2.607	2.753
Czech Republic (Czech Crown/Euro)	28.076	28.441	27.605	28.330
Chile (Chilean Peso/Euro)	710.657	659.895	724.873	679.880
Colombia (Colombian Peso/Euro)	2,808.805	2,948.089	2,854.488	3,034.691
El Salvador (Colon/Euro)	11.756	10.880	12.407	11.078
Guatemala (Quetzal/Euro)	10.313	9.462	10.994	9.649
Mexico (Mexican Peso/Euro)	14.714	13.543	15.490	13.945
Nicaragua (Cordoba/Euro)	24.625	21.707	26.468	22.510
Peru (Peruvian Nuevo Sol/Euro)	4.261	4.093	4.393	4.111
Uruguay (Uruguayan Peso/Euro)	32.199	29.898	32.824	30.257
Venezuela (Bolivar/Euro)	2,888.586	2,673.433	3,048.485	2,721.900
(1) These exchange rates are used to convert the P&L and CapEx accounts of the Group foreign subsidiaries from local currency to euros.
(2) Exchange rates as of 30/Sep/07 and 30/Sep/06.

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica España

In third quarter 2007 Telefónica España Group extended the healthy earnings trend seen in the first half, underpinned by the strength of its competitive positioning in the wireline and wireless businesses.

Revenues climbed 5.0% to 15,462 million euros in the January-September 2007 period, and OIBDA jumped by 7.6% to 7,384 million euros during the same period, leaving an OIBDA margin of 47.8%.

The following should be highlighted in Telefónica España Wireline Business:

  Sustained topline growth (+3.7% in the nine months to September 2007 over same period 2006) underpinned fundamentally by growth in Internet and Broadband, where revenues surged 16.8% year-on-year.

  Competitive strength in the Broadband market, with Telefónica maintaining an estimated market share slightly above 56%.

  Leadership in Pay TV market growth during third quarter 2007, reaching a 12% estimated market share at the end of September.

  Contained losses of fixed telephony lines, with year-on-year decline maintained at 0.7%.

  Significant 5.6% underlying OIBDA growth (once stripped out special effects such as the redundancy programme, the real estate plan and subsidies) in the nine months to September 2007.

The following are note worthy in Telefónica España Wireless Business:

  Service revenues grew by 5.2% year-on-year in the nine months to September, driven by the strong performance of customer revenues (+8.8%).

  Commercial activity during the third quarter (up 5.3% on third quarter 2006) and the churn containment (churn in the contract segment was lower year-on-year) drove the customer base 6.7% higher vs. September 2006, with a noteworthy 13.1% jump of post pay customer base.

  Data revenues grew by 14.5% in the period January-September 2007 vs. same period 2006, with connectivity revenues posting the strongest performance.

  On-going solid OIBDA growth in the first nine months of the year of 6.9%, with an OIBDA margin of 45.8%.

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica España

WIRELINE BUSINESS

Revenues in the January-September 2007 period amounted to 9,219 million euros, with growth vs. nine months to September 2006 reaching 3.7%. Year-on-year revenue growth in the third quarter was 3.4%.

Topline growth was underpinned by strong performances in Internet and broadband service revenues in addition to higher IT and data service revenues. Meanwhile the declines in voice revenues continued to narrow.

Traditional access revenues through September amounted to 2,084 million euros, a year-on-year increase of 0.2% relative to nine months to September 2006, led by fewer losses of fixed telephony accesses and the 2.0% increase in the PSTN line monthly fee.

  So far this year, growth in the Spanish wireline market has remained steady at en estimated 2.1%, in clear contrast to the prevailing trend in other European markets. Telefónica España’s fixed telephony accesses totalled 15,865,165 at the end of the third quarter in the wake of net quarterly line losses of 40,996. This figure is equivalent to a year-on-year decline of 0.7%, the same rate recorded last quarter (second quarter 2007). The strong performance during the third quarter means that January-September 2007 net line losses were contained at 84,702, down substantially on those recorded in January-September 2006 (157,429 net access losses).

  Telefónica’s share of the wireline access market remained stable vs. June 2007 at an estimated 81%.

Traditional voice service revenues rose 0.6% year-on-year in the third quarter 2007, thus limiting year-on-year decline in the first nine months to 2.1%. The strong third quarter performance is underpinned by an 8.2% jump in interconnection revenues, driven by higher incoming international and carrier traffic, and the narrower fall (-0.8%) in voice revenues.

  The number of pre-selected lines continues to fall, declining by 89,202 so far this year to 1,817,317 at the end of September.

  In line with the positive trend in revenues, Telefónica España’s estimated share of wireline traffic remains unchanged at 65%.

Internet and broadband revenues surged by 13.4% in the third quarter, boosted by revenues in the retail broadband segment which were 22.5% higher year-on-year. Internet and broadband revenues rose 16.8% in January-September 2007 vs. same period 2006.

Year-to-date retail broadband service revenues are up 26.9%, accounting for 4.1 percentage points of the growth in revenues at Telefónica España’s wireline business.

Meanwhile, wholesale broadband service cumulative revenues fell 11.7% year-on-year mainly on account on lower growing revenues per ULL in both unbundled and shared access loops.

  Estimated net adds in the fixed broadband Internet access market in the third quarter amounted to 0.2 million, leading to 1 million cumulative net adds for the Spanish market in the nine months to September 2007; estimated net adds for the January-September 2007 period were 13.8% lower than those of the January-September 2006 period. At the end of the third quarter, the size of the Spanish market is estimated at 7.7 million accesses.

  Telefónica’s retail Internet broadband net adds during the third quarter came to 145,756, taking total accesses to 4,344,119 by the end of September. This gave Telefónica continued segment leadership with an estimated market share slightly above 56%.

  Unbundled loops accounted for a steady 16% share of the broadband Internet access market as of September 2007 end. Net adds during the quarter amounted to 67,844 loops, 29.7% less than a year earlier. Total unbundled loops at the end of September amounted to 1,237,852, of which 57.6% were shared access loops.

  Wholesale ADSL accesses smoothed their declining trend during the third quarter due to slower growth in unbundled loops. In the wake of net third quarter losses of 17,536, total wholesale accesses amounted to 512,921 at the end of September 2007.

  Telefónica continues to spearhead the development of the pay TV market in Spain, reaching a 12% estimated share of the Spanish pay TV market by September 2007. Net adds in the third quarter amounted 18,142, to bring overall customer base to 469,067 subscribers at the end of September.

  The total number of Duo and Trio bundles stood at 3,528,313 units at the end of September 2007; almost 11% of this figure is accounted for by triple play subscribers.

Revenues from data services rose 5.6% year-on-year in the first nine months of 2007. This growth is underpinned by the strong performance of Virtual Private Networks (VPNs), which were 20% higher driven by the strong uptake in fibre and ADSL VPNs.

IT service revenues in the first nine months of the year rose a noteworthy 18.8% year-on-year.

Operating expenses at Telefónica España Wireline Business totalled 5,152 million euros in January-September 2007, 3.1% less than in January-September 2006. This fall relates to the 70.4% lower workforce restructuring provision during the first nine months of 2007 vs. same period 2006. A restructuring provision amounting 116 million euros was accounted for in the nine months to September 2007, linked to 445 employees joining the Redundancy Plan (E.R.E.), compared to the 392 million euros E.R.E. provision for the January-September 2006 period.

Stripping the E.R.E. effect out, operating expenses were 2.2% higher in the first nine months of 2007. This growth was shaped by an 8.4% increase in external services to 1,022 million euros reflecting stronger commercial activity through the year, and a 1.7% increase in supplies, mainly in connection with the purchase of equipment for resale and content for Imagenio, which totalled 2,213 million euros. Personnel expenses amounted to 1,706 million euros, dropping 14.3% year-on-year vs. January-September 2006, or by 0.6% excluding redundancy provisions from both years and the actuarial review

Topline growth outpaced expenses excluding the E.R.E. provisions. This, together with the lower E.R.E. provision in the first nine months of 2007, boosted January-September 2007 operating income before depreciation and amortization (OIBDA) 7.9% higher year-on-year to 4,068 million euros.

In the third quarter of 2007, OIBDA amounted 1,442 million euros, slightly under that of the third quarter 2006 (-0.4%). This reflects a 22 million euros E.R.E. provision in the third quarter 2007 (compared to no charge in third quarter 2006) and 86 million euros real estate capital gains recognised during July-September 2006.

Stripping out specific items such as the E.R.E. provisions, the real estate programme, subsidies and the fine imposed by the EU and recognised in the second quarter, and others, year-on-year underlying OIBDA growth stood at 5.6% for the nine months to September 2007, in line with the growth recorded in the first half 2007, after reaching 5.6% in the third quarter.

OIBDA margin reached 44.1% for the January-September 2007. Excluding the effect of the E.R.E. provisions and the actuarial review in both years, as well as the E.U. fine recognised in the second quarter, the OIBDA margin would have expanded by 0.2 percentage points to 47.0%.

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica España

WIRELESS BUSINESS

The Spanish wireless market surpassed the 49.5 million-line mark by the end of September 2007, with an estimated penetration rate of over 108% (+6 percentage points vs. September 2006).

In this context, Telefónica España Wireless Business posted net adds of 317,038 lines in the third quarter of 2007 (364,698 in the third quarter of 2006), boosted by the summer campaign and churn containment. The contract segment is driving this growth, posting 341,891 net adds in the third quarter of 2007 (335,214 in the third quarter of 2006). Year-to-date, Telefónica España’s net adds are running at 973,759 lines (1,129,792 in the first nine months of 2006), with a noteworthy number of added customers in the contract segment (1,118,751, up 9.1% on the first nine months of 2006).

Commercial activity in the third quarter of 2007 was more intense than in the same period of the year before, with 2.8 million commercial actions (up 5.3%) driving the total customer base to over 22.4 million (+6.7% vs. September 2006). As with the preceding quarters, the contract segment increased strongly with a year-on-year growth of 13.1% to represent more than 59% of the total customer base (3.4 percentage points more than in September 2006).

In portability, lines were added on balance in the third quarter of 2007, underpinned by the strong performance of the high value segment, with 59,156 net contract adds. For the first nine months the net portability balance therefore narrowed to a loss of 5,413 lines, with cumulative net adds in the contract segment of 201,727 lines.

Strong gross adds (up 4.5% in the third quarter of 2007) and good churn performance were key to the healthy commercial results achieved by the company. During the third quarter of 2007 churn was 1.8%, virtually unchanged compared to the third quarter of 2006 (+0.1 percentage points), despite more intense competition. The positive performance of contract churn this quarter, at 0.98%, was noteworthy and slightly lower than the last quarter and the one reached in the third quarter of 2006 (-0.02 percentage points). Once again, residential segment handset upgrades (+11.6% vs. the third quarter of 2006) played a relevant role in customer loyalty.

In terms of usage, the summer campaign, over 1.7 million sign-ups, drove traffic carried 14.9% higher year-on-year in the third quarter to 16,883 million minutes. On-net traffic rose a noteworthy 23.1% in the third quarter of 2007. MoU amounted to 168 minutes (+6.2% vs. the third quarter of 2006).

Voice ARPU reached 28.3 euros in the third quarter, 3.4% lower than in the third quarter of 2006. The decrease was caused by the October 2006 and April 2007 cuts in interconnection rates (-13.9% in all). Outgoing voice ARPU held virtually despite lower prices and the summer promotional campaign.

Meanwhile, data ARPU reached 4.9 euros in the third quarter, year-on-year growth of 6.1% (with an increase of 6.3% in outgoing data ARPU). The growth in data ARPU is underpinned by the strong performance in data connectivity revenues (up 57%), in non P2P SMS revenues (up 24%) and by the new data rate plans launched during the second quarter. Interpersonal communications represented just 54% of revenues for the quarter, with the remainder accounted for by advanced connectivity (14%) and content services (32%). The company has almost 190,000 customers on data flat rate and e-mail plans. The third quarter also featured additional increases in the overall number of UMTS/HSDPA handsets held by Telefónica España customers to close to 2.9 million as commercial activity was adapted to market evolution.

As a result, total ARPU in the third quarter of 2007 was 33.1 euros, 2.1% lower than in the third quarter of 2006 due to the cuts in interconnection rates, which more than offset the growth in outgoing ARPU (up 0.2% year-on-year).

Revenues rose 3.6% in the third quarter to 2,536 million euros and by 6.1% in the first nine months to 7,287 million euros, driven by higher customer revenues. It is worth noting that since the 1st of January 2007 there has been a change in the way of accounting pre-pay sales and top-up commissions which changed from being registered as minor revenues to being added to costs and the registering of revenues/costs of portability transit routing which are now registered for the net amounts. The net effect of this change is neutral at the OIBDA level, although revenues would have risen 3.3% year-on-year in the third quarter of 2007 and 5.9% year-on-year in the first nine months of 2007 excluding these accounting changes. Highlights by revenue item:

  Service revenues grew 3.3% year-on-year in the third quarter of 2007 to 2,245 million euros, and were up 5.2% year-on-year in the first nine months of 2007. This growth was driven mainly by growth in customer revenues, which rose 7.2% year-on-year in the third quarter of 2007 to 1,801 million euros and 8.8% year-on-year in the first nine months of 2007 on the back of the sharp year-on-year increase in the total customer base, particularly in the contract segment, and by increased data usage (data revenues were 14.5% higher in the first nine months of the year).

  Interconnection revenues fell 11.8% year-on-year in the third quarter of 2007 (-7.8% in nine months of 2007), due to the impact of the reduction in interconnection rates.

  Roaming revenues fell 11.7% due to the downward trend in wholesale prices (-13.8% in the nine months of 2007).

  Revenue from handset sales hit the 291 million-euro mark in the third quarter, a 6.7% increase over the third quarter of 2006. Year-to-date, handset sale revenues are up 13.5%.

Operating costs rose 1.2% year-on-year in the third quarter to 1,333 million euros, driven by higher efficiency in costs. Cumulative growth in costs for the first nine months of the year is running at 5.5%.

Driven by topline growth and by the good evolution of costs, operating income before depreciation and amortization (OIBDA) in the third quarter of 2007 amounted to 1,226 million euros, an increase of 6.7% over the same period last year. The third quarter OIBDA margin stood at 48.3%, 1.4 percentage points higher than in the third quarter of 2006. OIBDA is up 6.9% year-to-date, while the margin is running at 45.8% (vs. 45.5% in the first nine months of 2006).

TELEFÓNICA ESPAÑA
ACCESSES
Unaudited figures (thousands)
	2006		2007
	September	December	March	June	September	% Chg y-o-y
Final Clients Accesses	41,951.0	42,620.8	43,115.8	43,508.2	43,885.2	4.6
Fixed telephony accesses (1)	15,978.1	15,949.9	15,920.3	15,906.2	15,865.2	(0.7)
Internet and data accesses	4,648.8	4,842.0	4,963.2	5,048.4	5,131.3	10.4
Narrowband	1,177.7	1,040.5	916.0	798.1	736.5	(37.5)
Broadband (2)	3,411.3	3,742.7	3,992.7	4,198.4	4,344.1	27.3
Other (3)	59.8	58.8	54.4	52.0	50.7	(15.2)
Mobile accesses	21,019.7	21,446.0	21,813.7	22,102.7	22,419.7	6.7
Pre-pay	9,290.7	9,303.0	9,283.8	9,182.9	9,158.0	(1.4)
Contract	11,729.0	12,142.9	12,529.9	12,919.8	13,261.7	13.1
Pay TV	304.4	383.0	418.6	450.9	469.1	54.1
Wholesale Accesses	1,406.5	1,531.8	1,640.8	1,707.8	1,757.2	24.9
Unbundled loops	774.8	939.0	1,071.2	1,170.0	1,237.9	59.8
Shared ULL	438.5	527.7	605.2	664.5	713.5	62.7
Full ULL	336.3	411.3	466.0	505.5	524.4	55.9
Wholesale ADSL	625.2	586.4	561.7	530.5	512.9	(18.0)
Other (4)	6.5	6.4	7.8	7.4	6.5	0.4
Total Accesses	43,357.5	44,152.6	44,756.6	45,216.0	45,642.5	5.3
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) ADSL, satellite, optical fibre, cable modem and broadband circuits.
(3) Leased lines.
(4) Wholesale circuits.
Note: Does not include Iberbanda's accesses

TELEFÓNICA ESPAÑA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September			July - September
	2007	2006	% Chg	2007	2006	% Chg
Revenues	15,462	14,720	5.0	5,271	5,055	4.3
Internal exp capitalized in fixed assets (1)	161	150	7.6	50	49	0.2
Operating expenses	(8,138)	(8,102)	0.5	(2,688)	(2,599)	3.4
Other net operating income (expense)	(79)	24	c.s.	38	11	n.m.
Gain (loss) on sale of fixed assets	(7)	83	c.s.	(7)	72	c.s.
Impairment of goodwill and other assets	(14)	(11)	22.4	(2)	(4)	(37.8)
Operating income before D&A (OIBDA)	7,384	6,863	7.6	2,661	2,585	3.0
Depreciation and amortization	(1,794)	(1,914)	(6.3)	(587)	(623)	(5.8)
Operating income (OI)	5,590	4,949	13.0	2,074	1,962	5.8
Note: "Bad debt provisions" have been reclassified from "Other net operating income (expense)" to "Operating expenses".
(1) Including work in process.

TELEFÓNICA ESPAÑA: WIRELINE BUSINESS
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - September			July - September
	2007	2006	% Chg	2007	2006	% Chg
Revenues	9,219	8,894	3.7	3,074	2,973	3.4
OIBDA	4,068	3,770	7.9	1,442	1,448	(0.4)
OIBDA margin	44.1%	42.4%	1.7 p.p.	46.9%	48.7%	(1.8 p.p.)
CapEx	1,062	1,049	1.2	337	373	(9.7)

TELEFÓNICA ESPAÑA: WIRELINE BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)
	January - September			July - September
	2007	2006	% Chg	2007	2006	% Chg
Traditional Access (1)	2,084	2,079	0.2	694	696	(0.4)
Traditional Voice Services	3,589	3,666	(2.1)	1,201	1,194	0.6
Domestic Traffic (2)	2,192	2,275	(3.6)	726	732	(0.8)
Interconnection (3)	715	696	2.8	253	234	8.2
Handsets sales and others (4)	681	695	(2.0)	222	228	(2.9)
Internet Broadband Services	2,058	1,763	16.8	685	604	13.4
Narrowband	77	118	(34.1)	23	37	(38.2)
Broadband	1,981	1,645	20.4	662	567	16.8
Retail (5)	1,737	1,369	26.9	587	479	22.5
Wholesale (6)	244	276	(11.7)	75	88	(14.2)
Data Services	851	806	5.6	283	273	3.8
IT Services	304	256	18.8	102	90	13.2
Note: Telefónica de España parent company's operating revenues includes Terra España's revenues as of the first quarter 2006.
(1) Monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services) and Telephone booths surcharges.
(2) Local and domestic long distance (provincial and interprovincial) traffic, Intelligent Network Services, Special Valued Services, Information Services (118xy), bonusses and others.
(3) Includes revenues from fixed to fixed incoming traffic, fixed to mobile incoming traffic, and transit and carrier traffic.
(4) Managed Voice Services and other businesses revenues.
(5) Retail ADSL services and other Internet Services.
(6) Includes Megabase, Megavía, GigADSL and local loop unbundling.

TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - September			July - September
	2007	2006	% Chg	2007	2006	% Chg
Revenues	7,287	6,866	6.1	2,536	2,446	3.6
OIBDA	3,340	3,125	6.9	1,226	1,149	6.7
OIBDA margin	45.8%	45.5%	0.3 p.p.	48.3%	47.0%	1.4 p.p.
CapEx	510	409	24.7	204	168	21.7

TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)
	January - September			July - September
	2007	2006	% Chg	2007	2006	% Chg
Service Revenues	6,398	6,084	5.2	2,245	2,174	3.3
Customer Revenues	5,143	4,729	8.8	1,801	1,680	7.2
Interconnection	1,039	1,127	(7.8)	345	391	(11.8)
Roaming - In	176	204	(13.8)	83	93	(11.7)
Other	40	23	72.6	17	9	91.2
Handset	888	783	13.5	291	273	6.7

TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED OPERATING DATA
Unaudited figures
	2006		2007
	September	December	March	June	September	% Chg y-o-y
Mobile customer (thousands)	21,019.7	21,446.0	21,813.7	22,102.7	22,419.7	6.7
Pre-pay	9,290.7	9,303.0	9,283.8	9,182.9	9,158.0	(1.4)
Contract	11,729.0	12,142.9	12,529.9	12,919.8	13,261.7	13.1
	3Q	4Q	1Q	2Q	3Q	% Chg
MOU (minutes)	158	157	160	159	168	6.2
Pre-pay	71	66	74	67	89	25.0
Contract	228	228	224	225	223	(2.1)
ARPU (EUR)	33.9	33.0	31.7	32.8	33.1	(2.1)
Pre-pay	17.6	15.9	14.9	15.7	16.5	(6.3)
Contract	46.9	45.7	44.3	45.1	44.8	(4.5)
Data ARPU	4.6	5.0	4.6	4.6	4.9	6.1
%non-P2PSMS over data revenues	43.9%	45.3%	48.1%	49.5%	48.4%	4.5 p.p.
Note: MOU and ARPU calculated as monthly quarterly average.

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Latinoamérica

In accordance with the Group's new structure, Telefónica Latinoamérica’s results include Telefónica Group’s fixed line and wireless operators’ results in the Latin American region. Furthermore, figures for the Telefónica Latinoamérica Group also include the results of Telefónica Telecom, from the 1st of May 2006.

Year-on-year the currencies of the countries in which in Telefónica Latinoamérica’s operates have all depreciated relative to the euro with the exception of the Brazilian real and the Colombian peso, whose average exchange rate show an appreciation of 0.9% and 5.0%, respectively. This has detracted 3.7 percentage points and 3.5 percentage points from revenue and OIBDA growth, respectively although less than in previous quarters (currency effects reduced revenue and OIBDA growth by 5.0 percentage points and 4.9 percentage points in the first six months, and both revenues and OIBDA by 8.1 percentage points in the first quarter of 2007).

Revenues at Telefónica Latinoamérica in the first nine months of 2007 rose 10.8% year-on-year in current euros to 14,676 million euros. In constant euros revenue growth was 14.5%, with Telefónica Telecom contributing 1.9 percentage points of the total. In constant currency terms, the countries contributing most to topline growth, leaving aside Colombia due to the change in the consolidation perimeter, Mexico and Venezuela are particularly noteworthy, each contributing 3.1 percentage points, followed by Argentina (+2.0 percentage points). In absolute terms, Brazil remains Telefónica Latinoamérica’s greatest contributor accounting for 38.4% of the total revenues, followed by Venezuela (11.7%) and Argentina (11.4%).

Operating income before depreciation and amortization (OIBDA) jumped 10.4% in current euros to 5,309 million euros. In constant currency terms, OIBDA growth in Telefónica Latinoamérica increased to 13.8%, with Telefónica Telecom contributing 2.0 percentage points. By country, Venezuela contributed most to OIBDA growth (+4.9 percentage points), followed by Mexico (+3.2 percentage points) and Colombia (+2.4 percentage points), the latter shaped by the change in the consolidation perimeter. In absolute terms, Brazil is Telefónica Latinoamérica’s greatest contributor accounting for 41.9% of total OIBDA, followed by Venezuela (14.2%) and Argentina (11.4%).

Telefónica Latinoamérica’s CapEx amounted to 1,885 million euros at the end of September (an increase of 15.7% in current euros and of 19.9% in constant euros). Investment was largely deployed in the expansion of the broadband and TV businesses in addition to enhancing its GSM networks. At the end of the third quarter Telefónica Latinoamérica generated operating cash flow (OIBDA-CapEx) of 3,425 million euros, recording a growth of 7.6% in current euros (+10.7% in constant euros).

At the end of September 2007, Telefónica Latinoamérica managed 126.5 million accesses, a year-on-year increase of 14.9%, boosted by growth of 20.2% in cellular customers to over 94.7 million. This advance in mobile customers reflects healthy growth in nearly all countries, with noteworthy growth in Mexico (up 48.8% year-on-year) to surpass the 11 million mark, in Argentina (+28.8%) with over 13 million customers and Peru (+60.0%). Fixed telephony accesses reached 24.0 million, in line with those managed a year earlier, with significant growth in Peru (up 11.1% year-on-year) which alone almost compensated the relatively poorer performance in other countries. Regional growth in the Group’s retail internet broadband accesses remained buoyant, up 34.4% year-on-year to over 4.7 million accesses, reflecting the sales and marketing efforts made by all the operators. Telefónica Latinoamérica already has 880,000 pay TV subscribers at its operations in Peru, Chile, Colombia and since third quarter 2007 in Brazil.

BRAZIL

In the first nine months of the year, Telefónica Latinoamérica generated revenues of 5,637 million euros in Brazil, with a year-on-year growth in local currency of 3.5% while operating income before depreciation and amortization (OIBDA) fell 5.4% to 2,226 million euros, as the significant improvement at Vivo was not sufficient to offset lower profits at Telesp, partly due to the recovery of past taxes in 2006. Meanwhile CapEx in the first nine months of the year amounted to 656 million euros, an increase of 12.3% year-on-year in local currency, driven by greater investments carried out by Telesp.

From an operating standpoint, Telefónica Latinoamérica managed 46.6 million accesses in Brazil at 30 September 2007, 4.7% more than the year before. This growth reflects the 9.0% increase in Vivo’s customer base, partially offset by a slight reduction in the number of fixed line accesses at Telesp and the changes to the accounting criteria used to record narrowband internet accesses made in the second quarter of 2007.

TELESP

At the end of the third quarter, Telesp managed 15.3 million accesses (fixed telephony and broadband), 3.0% less than the figure registered at the end of September, 2006, due both to the reduction in the number of fixed line accesses caused by the strong growth in the cellular business in the country and the implementation of a more restrictive accounting criteria (based on activity) for narrowband internet accesses. The company ended the quarter with 12.0 million fixed line accesses (-2.2% year-on-year), of which approximately 22% were pre-pay or lines with consumption limits.

In the third quarter the broadband market continued to grow at a strong pace (over 39% year-on-year, slightly less than the 41% growth recorded in the previous quarter), and Telesp captured circa 56% of this increase, bringing its retail broadband accesses to 1.9 million (+30.4% year-on-year). Net adds in the third quarter were 124,300, 1.8% more than the previous quarter. It is worth highlighting the launch of the Trio Telefónica triple play bundle on 12th August, with different connection speed options and a range of TV content choices. On 30 September the company added GloboSat content to its menu, thereby increasing the value of its offer.

Telesp carried slightly more traffic during the first nine months of the year (+0.3% year-on-year to reach 52,787 million minutes), due mainly to growth in long distance traffic between SMP mobile accesses (+31.2%) as a result of a joint marketing strategy undertaken with VIVO. Nonetheless, local traffic continued to fall (-1.1% year-on-year) due to the reduction in fixed lines on the back of the surge in mobile telephony and a stricter sales policy designed to reign in fraud and defaults. Fixed-mobile traffic fell a noteworthy 4.4% year-on-year as a result of heavy migration to wireless networks.

To counteract this trend, the operator is focusing on the sale of traffic bundles; Telesp had 3.5 million bundled lines (monthly fee + local traffic bundles) at the end of September, which represents 29% of fixed line accesses, and 1.6 million traffic packages bundling long distance calling, fixed-mobile calls or narrowband internet access. It is worth highlighting the impact of traffic packages on long distance intra-state traffic which fell by just 2.2% year-on-year, as bundled minutes rose 8-fold year-on-year without having seen a big impact on revenues. The downward trend in inter-state traffic seen in recent quarters was plugged (+5.3% year-on-year in the first nine months of the year), partly due to larger discounts extended to corporate customers aimed to increase customer loyalty.

From the regulatory standpoint, it is important to note migration process from invoicing by pulses to minutes, which commenced in mid March and was completed at the end of July with approximately 95% of customers in the Basic plan.

On 13th July Anatel published its tariff adjustments for 2007. These entailed a 2.21% increase in the local basket (effective from 1st October), as well as for Domestic Long Distance rates. In addition, the regulator approved a 3.29% hike in the fixed to mobile rate (VCs) and of 2.25% in the fixed to mobile interconnection fee (VUM), all effective from 20th July.

Telesp reported revenues of 4,154 million in the January-September period, down 1.0% year-on-year in local currency. This decrease was mainly due to the fall in traditional business revenues (-2.1% in local currency), following the tariff adjustment made in July 2006, the delay in implementing the new local calling rates until October, and the change in the customer mix with a higher percentage of lines with consumption limits. The 20% reduction in local interconnection rates implemented in January was also a contributing factor.

The increase in broadband revenues (+14.8% in local currency), lagged broadband accesses growth due to more intense competition that drove ARPU down and was not sufficient to full offset the fall in traditional revenues. Internet revenues (narrowband and broadband) posted growth in line with the second quarter (+10.3%), to account for an increasing percentage of total revenues, as they weighted 9.4% at the end of September.

Operating expenses increased by 6.1% year-on-year in local currency in the first nine months of the year, mainly due to higher external service expenses (+6.2% year-on-year in local currency) caused by stronger commercial activity. In addition, the company, after having finalized its billing systems migration process, has experienced an increase in bad debt, which has led to higher provisions for bad debts (+88.3% in local currency vs. the same period of 2006). The ratio of bad debt to revenues was 3.9%, less than the 4.1% figure already achieved in the January-June period. This has been the result of the implementation of various measures conceived to reign in bad debt. These include setting up strict entry filters and more actions to recover bad debts. Personnel expenses (+0.8% year-on-year in local currency) reflect the results of the workforce restructuring programmes carried out in March 2006 and February 2007, in addition to the impact of the headcount reduction made in June this year which affected 759 employees. Supply costs increased by 3.2% year-on-year in local currency despite the 20% reduction in the local interconnection tariff, mainly due to the rise in traffic with interconnection to other networks.

Telesp reported operating income before depreciation and amortization (OIBDA) of 1,806 million euros in the first nine months of the year, down 10.5% year-on-year in local currency due to higher bad debt provisions, the loss of traditional business revenues and higher workforce restructuring costs (up 12.6% year-on-year in local currency). The comparison is further affected by the fact that in September 2006 Telesp recovered past taxes (Pis/Cofins). Stripping out this effect, OIBDA would have fallen by 4.9%, in line with the performance through to June.

The OIBDA margin at 30th September 2007 stood at 43.5%, 4.6 percentage points lower than the year before, or 1.8 percentage points lower stripping out the taxes recovered in 2006.

CapEx in the first nine months of the year was 482 million euros, 25.6% year-on-year in local currency higher than the figure reported the year before, due to greater investments in broadband and pay TV and higher cable theft (already reported in the previous quarter). This left operating cash flow (OIBDA-CapEx) of 1,324 million euros (down 18.9% year-on-year in local currency).

VIVO

Vivo’s third quarter results continue to reflect the management measures implemented to achieve profitable growth and increase customer satisfaction as evidenced by the significant growth in the customer base. Despite scant loss of market share, ARPU jumped significantly quarter-on-quarter and year-on-year.

Also noteworthy is the strong take-up of Vivo’s GSM technology, with current coverage of more than 99% of the towns where the company operates. Vivo made 77% of gross adds in the quarter in this technology, putting its GSM customer base at the end of September over 6.7 million, 22% of its total customer base.

Vivo is still the only operator to provide solutions using two technologies, offering CDMA/EVDO technology as the best data solution on the market. It has been leveraging this technology to steadily grow its WAP offer and Vivo ZAP solutions (EV-DO PMCIA cards and USB), and to launch innovative services using Vivo PLAY (downloads and video streaming) and Vivo Flash (mobile Internet access).

Vivo ended September with a total of 31.3 million customers (+9.0% vs. September 2006) in a market with an estimated penetration rate of 61.2% (+7.9 percentage points year-on-year). This marks a slight acceleration in market growth and is evidence of the strong commercial activity undertaken this quarter.

Vivo’s commercial strategy centred on its Father’s Day campaign, which attracted the bulk of new adds (3.2 million in the third quarter, one of the highest numbers seen in recent years and 29.5% higher than the third quarter of 2006, despite marking a slight slowdown on the record second quarter figure). This good performance was underpinned by the wider variety of handsets on offer, keeping leadership in commercial capillarity, continued pre-pay traffic promotions and improved contract subscriber acquisition capabilities through the launch of the new "Vivo Escolha" plans. Blended churn in the third quarter was 2.2%, down from 2.3% in the second quarter.

By the end of the third quarter, 39.5% of the contract segment had subscribed to a Vivo Escolha plan, significantly enhancing the market’s perception of Vivo’s commercial offer. Contract adds rose 54.1% year-on-year in the third quarter.

Regarding financial results, revenues through to September totalled 1,740 million euros (+15.8% year-on-year in local currency). Service revenues grew 18.9% year-on-year in local currency, largely driven by higher interconnection revenues after the elimination of the Bill & Keep rule in July 2006. Stripping out this factor, the increase would have been 8.1%. In the contract segment, it is worth to highlight that the "Vivo Escolha" plan continued providing the company with an acquisition and retention tool for its most valued customers.

In addition, it is important to highlight the continued performance of the pre-pay segment, with an outgoing cumulative ARPU growth of 26.6% year-on-year in local currency as a result of successful traffic incentive campaigns, which led to a 42% year-on-year increase in outgoing pre-pay MoU for the period.

As a result blended MoU in the January-September period rose 7.8% year-on-year, while blended ARPU jumped 19.1% year-on-year in local currency to 11.7 euros over the same period. In the third quarter, MoU remained stable, while ARPU jumped 11.3%.

VIVO recorded operating income before depreciation and amortization (OIBDA) through to September of 420 million euros, an increase of 24.2% in local currency over the same period of last year. Contributing factors include topline growth combined with control over customer management costs, notably the 50.3% year-on-year reduction in local currency in bad debts provisions. This in turn evidences that the strict control exercised over new customer acquisitions in the end-of-year campaigns were sufficient to offset higher commercial expenses on the back of more intense marketing activity. The OIBDA margin in the first nine months of the year stood at 24.2%, 1.6 percentage points wider than a year before, while in the third quarter the margin widened to 3.1 percentage points to reach 23.8%. Stripping out the impact of the Bill & Keep rule, OIBDA growth in the January-September 2007 would have been 23.2%, with a margin of 26.2%.

It is important to mention that at the beginning of August, Vivo has successfully closed the acquisition of Telemig Celular in the Minas Gerais region of Brazil and Amazonia Celular in the Amazon region, and more recently, on the 23rd October, Anatel approved the Telemig Celular acquisition, being the Amazonia Celular acquisition still pending from regulatory approval. In addition, Vivo participated in the spectrum tender held by Anatel in September in the 1,900 Mhz band. It prevailed in 13 of the 15 blocks it bid for, including spectrum in north-eastern Brazil. This spectrum, together with the acquisition of Telemig gives Vivo nationwide coverage.

ARGENTINA

Telefónica’s competitive positioning in Argentina enabled to maintain its leadership in its operating area in the first nine months of 2007, underpinned by 19.4% year-on-year growth in the total number of accesses to 18.8 million customers. This growth was fuelled primarily by a 28.8% growth in the number of wireless customers to 13.1 million and 50.6% growth in the number of broadband users to 720,000. In the wireline business, the operator increased lines by 0.4%. This strong business momentum boosted revenues 16.6% higher year-on-year in the first nine months of the year to 1,678 million euros. Operating income before depreciation and amortization (OIBDA) meanwhile stood at 605 million euros in the January-September 2007 period, up 16.6% year-on-year, further underscoring the strong business momentum. CapEx through September 2007 totalled 179 million euros.

TELEFÓNICA DE ARGENTINA

Telefónica de Argentina (TASA) reached 5.7 million accesses at the end of September 2007, up 2.2% vs. September 2006, boosted by 50.6% growth in retail broadband users to 720,000. Fixed line accesses meanwhile were flat over the previous quarter and 0.4% higher than in September 2006 at 4.6 million, marked by limited operations as a result of the labour conflict that lasted from June 2007 until the beginning of August.

The performance in fixed accesses and the strong trend in usage drove traditional business revenues 5.6% higher in the first nine months of 2007. Total voice traffic was flat year-over-year with mobile-to-fixed interconnection traffic (up 26.7% vs. the period January-September 2006) offsetting lower fixed-to-fixed traffic, both local (-5.0% vs. the first nine months of 2006) and interconnection (-4.7% vs. the first nine months of 2006). Growth in intelligent network traffic continued to improve (+55.8% vs. the January-September period), while public telephony usage fell further (-19.5% vs. the first nine months of 2006).

Revenues came to 731 million euros in the first nine months of the year, year-on-year growth of 9.3% in local currency terms, with the traditional fixed line and internet businesses making equal contributions to this growth. Traditional revenues rose 5.6% in local currency in the first nine months of 2007, reflecting the strong uptake of minutes bundles, interconnection traffic and value added services. Bundle revenue growth was underpinned mainly by local fixed-to-fixed calling plans on the back of the flat call rate launched mid-2006. Higher interconnection revenues were driven primarily by traffic generated by mobile operators and incoming international traffic. Internet and broadband revenues grew 39.7% year-on-year in the first nine months of 2007. The weight of this segment in overall revenues continued to increase, currently accounting for 14% of the total revenues. The broadband business was the main growth driver in the first nine months of 2007 with revenues up 53.5% year-on-year in local currency and accesses at 720,000 at the end of September (up from 477,900 in September 2006). Broadband was in turn boosted by the launch of the DUO plan (a flat rate plan bundling voice and broadband) in the last quarter of 2006 with 34% of broadband users currently using this plan. In the first nine months of 2007 the data and IT revenues increased 5.6% in local currency mainly as a result of higher revenues from VPNs and satellite services.

Over the first nine months of the year, operating expenses grew 17.0% year-on-year in local currency. This was largely due to an increase in personnel expenses (+32.7% in local currency) caused by salary rises and severance payments in connection with the workforce restructuring plan launched during the second half of 2006. Supply costs in the first nine months of 2007 also grew by 14.9% in local currency due to higher interconnection and equipment lease costs. In the first nine months of 2007, external service expenses rose 6.4% year-on-year in local currency due to more intense commercial activity in terms of both advertising and commissions as well as price increases across various services including rents, energy, billing, etc.

The ratio of bad debt to revenues stood at 1.1%, 0.5 percentage points higher than in the first nine months of 2006 due to the impact of the days of strike, which meant lower collection activity during those days. Collection management, however, remains solid and the pre-pay and the consumption control plant continue to account for 28% of the total customer base.

TASA posted operating income before depreciation and amortization (OIBDA) of 316 million euros in the first nine months of 2007, a 1.3% year-on-year decline in local currency, due primarily to higher personnel expenses as detailed above.

CapEx amounted to 108 million euros, a 26.0% increase in local currency on the first nine months of 2006. Investment was primarily earmarked for the development of broadband and new businesses. Operating cash flow (OIBDA-CapEx) at the Argentinean wireline business came to 208 million euros.

TEM ARGENTINA

The Argentine cellular market continued to grow at a strong pace in the third quarter of the year, boosting penetration to over 93% (+24 percentage points higher than in September 2006), still the highest of all Latin America.

Net adds in the third quarter of 2007 amounted to 668,695 (664,181 in the third quarter of 2006), bringing the total for the first nine months of the year to 1,878,350, just above the first nine months of 2006 figure. The healthy performance in net adds was due to practically flat levels of gross adds in both periods combined with the excellent churn rate, which stood at 1.5% in the third quarter of 2007 (0.4 percentage points lower than in the third quarter of 2006 and 0.2 percentage points lower than in the second quarter of 2007). As a result, the company ended the quarter with over 13.1 million customers, representing a 28.8% increase in the customer base from September 2006. GSM customers accounted for 84% of the total customer base at the end of the period (a 15.2 percentage point year-on-year increase).

Revenues hit the 1,000 million euro mark in the first nine months of 2007, a 20.5% year-on-year increase in local currency. Driving growth was a solid performance of service revenues, which were 22,0% higher in local currency than during the same period a year earlier.

Revenue growth, coupled with lower unit commercial costs and customer management expenses as well as lower network expenses, led to an increase in operating income before depreciation and amortization (OIBDA) of 45.4% year-on-year in local currency in the first nine months of 2007 to 289 million euros. This left the OIBDA margin in the first nine months of 2007 at 28.9%, 5.0 percentage points higher than the year-earlier figure.

CapEx for the first nine months of 2007 amounted to 72 million euros, virtually flat compared to the first nine months of 2006, flowing therefore all OIBDA improvement to operating cash flow (OIBDA-CapEx) to stand at 218 million euros (up 59.1% in local currency vs. the first nine months of 2006).

CHILE

At the end of the third quarter Telefónica Latinoamérica managed a total of 9.1 million accesses in Chile (+7.5% year-on-year). Net adds in the third quarter 2007 totalled 168,574, underpinned by growth in mobile users, and to a lesser extent retail Internet broadband accesses and pay TV subscribers, while the number of fixed telephony accesses held fairly steady. At the end of the quarter, Telefónica managed 6.1 mobile accesses, 7.7% more than a year earlier, and 2.2 million fixed line accesses, with the year-on-year decline plugged at 2.4%. Solid growth was also seen in retail Internet broadband accesses (up 33.1% year-on-year) and in pay TV (satellite TV/DTH), a service that was launched in June 2006.

Revenues for the first nine months of the year totalled 1,319 million euros, a year-on-year increase of 12.3% in local currency. Topline growth was still driven by sharp expansion in the mobile telephony (+22.6%) and broadband and pay TV (+81.5%) businesses which more than offset the decline in traditional telephony revenues (-7.5%). Operating income before depreciation and amortization (OIBDA) for the January-September 2007 period totalled 514 million euros, a year-on-year increase of 10.3% in local currency.

Telefónica Latinoamérica continues to invest heavily in Chile. CapEx in the nine-month period totalled 285 million euros, an increase of 33.3% in local currency from the same period last year. Investment is still being poured into the fastest growing businesses: mobile telephony, ADSL and pay TV.

TELEFÓNICA CHILE

Overall accesses at Telefónica Chile grew further in the third quarter thanks to growth in the broadband and pay TV businesses. At the end of September, Telefónica Chile managed a total of 3.0 million accesses (year-on-year growth of 7.2% vs. September 2007), after adding 165,152 net accesses in the January-September 2007 period. The number of fixed line access at Telefónica Chile fell a scant 1,718 in the third quarter 2007. The company therefore stemmed the declines recorded the year before, consolidating the shift in trend initiated in the first quarter: the average quarterly loss in fixed lines in 2006 was 56,000; this figure narrowed to 28,852 in the first quarter 2007, and to 2,994 in the second quarter. At the end of September the Company managed 2.2 million fixed lines, 2.4% fewer than at the end of the third quarter 2006. Telefónica Chile remains the Chilean fixed line market leader with an estimated share of 66%. The operator has managed to plug the rate of loss in the last twelve months at 2.5 percentage points (loss of 3.9 percentage points in last twelve months to June 2007).

Broadband and pay TV accesses continued to grow. The company’s commercial focus was set on fostering customer loyalty by pushing the DUO and TRIO bundles (double and triple play bundles), packages which additionally increase ARPU. At the end of September, retail broadband Internet accesses totalled 606,866 thanks to net gains of 32,778 in the July-September 2007 period, and 112,397 in the first nine months of 2007. Telefónica Chile remains the leading broadband Internet access provider in the country with an estimated market share of 49% at the end of the third quarter.

Telefónica Chile is still boosting the development of the pay TV business, adding 25,893 subscribers in the third quarter 2007 and 103,070 in the nine months to September 2007, to put the total satellite TV (DTH) subscriber base at 197,279 at the end of the third quarter. One year since the business was launched, Telefónica Chile has established itself as the country’s second largest pay TV player with an estimated market share of 16%. In June the company launched its IPTV service (modelled on Telefónica España’s IP TV service, Imagenio), providing coverage in certain areas of Santiago, and becoming the first company to do so in Latin America. In addition, new services on the DTH platform, such as decoders equipped with personal video recorders (PVRs), were launched in September.

The competitive landscape in the Chilean telephony market is marked by a significant fixed to mobile substitution effect, predominantly since the mobile operators launched on-net pricing packages. Triple play is the cornerstone of Telefónica Chile’s strategic focus. The goal is to increase the number of services per customer and accordingly, ARPU. In this way the Company continued to offset the contraction of its traditional telephony business due to the fixed-to-mobile substitution effect with revenue growth in broadband and pay TV. Against this backdrop, revenues for the first nine months of the year totalled 720 million euros, a year-on-year increase of 2.3% in local currency. Revenues from broadband and pay-TV services rose 81.5% year-on-year in local currency during the first nine months of 2007 driven by the launch of the pay TV business in July 2006 and growth in ADSL penetration. This revenue expansion was sufficient to offset the 7.5% decline in revenues generated by the traditional business. Internet and broadband revenues accounted for 18% of the total in the nine months to September 2007, 8 percentage points more than in the first nine months of 2006. Revenues from data and IT services rose 4.0% year-on-year in local currency in the January-September 2007 period.

Operating expenses advanced 6.7% in local currency over the nine months to September 2006 reflecting a 19.1% increase in external services costs on the back of more intense commercial activity, improvements made to service quality and customer service. Personnel expenses declined by 2.2% due to the personnel restructuring charges accounted for in 2006; excluding this effect, personnel expenses increased by 12.8% affected by the enactment of the Chilean Subcontracting Law. Supply costs were virtually flat, up just 0.8% in local currency, with the increase in expenditure on TV content and satellite capacity offset by lower interconnection costs, especially in fixed-mobile traffic. Bad debt provisions in January-September 2007 were 4.7% higher year-on-year in local currency, amounting to 2.9% of revenues.

With expense growth outpacing topline growth, operating income before depreciation and amortization (OIBDA) fell 5.9% year-on-year in local currency in January-September 2007 period to 275 million euros.

CapEx in the nine-month period totalled 137 million euros, an increase of 34.3% in local currency from nine months to September 2006, driven mainly by sharp growth in satellite TV services (DTH), the launch of IPTV, growth of the ADSL accesses and initiatives designed to enhance network quality. Operating cash flow (OIBDA-CapEx) through September amounted to 138 million euros, a decline of 27.4% in local currency vs. January-September 2007 as a result of increased investment activity.

TEM CHILE

The rate of growth of the Chilean mobile market slowed in the third quarter of 2007, with penetration increasing an estimated 0.3 percentage points to 87%; market resilience in the last twelve months remains noteworthy with penetration increasing 8.4 percentage points between September 2006 and September 2007.

Telefónica Móviles Chile remains market leader, with over 6.1 million customers at the end of September 2007 boosted by net adds of 124,344 in July-September 2007. Growth in the customer base was driven by net adds to the GSM service, accounting GSM customers for 86% of the total base by the end of September, 4 percentage points more than in June 2007. This trend puts the company on target to achieving its goal of migrating its entire customer base over to GSM technology by year-end 2008. Contract customers (1.5 million, up 29.6% year-on-year) are driving growth in the customer base, which expanded 7.7% vs. September 2006, thanks to net adds of 433,765 in the twelve months to September 2007.

Revenues for the first nine months of the year totalled 662 million euros, a year-on-year increase of 22.6% in local currency. Service revenues jumped 20.2% in local currency, driven by growth in ARPU, which rose 8.4%, 10.5% and 11.6% in local currency in the first, second and third quarters of 2007 respectively. This trend is underpinned by migration to GSM technology, growth in the contract customer base, plan upgrades and the sale of minute bundles and Value Added Services (VAS).

Operating income before depreciation and amortization (OIBDA) rose 38.2% in local currency in January-September 2007 vs. same period 2006 to 240 million euros, reflecting revenue growth and enhanced operating efficiency. Thanks to this operating efficiency, the OIBDA margin in the first nine months of 2007 jumped 4.1 percentage points vs. January-September 2006 to 36.3%, despite increased commercial initiatives aimed at fostering customers migration to GSM technology and to the contract segment and in response to stiffer competition in the marketplace.

CapEx for the first nine months of 2007 amounted to 148 million euros, putting operating cash flow (OIBDA-CapEx) at 92 million euros.

PERÚ

Revenues for the first nine months of 2007 amounted to 1,126 million, growth of 11.2% on January-September 2006. This growth was driven by a 24.0% increase in local currency of Internet and broadband revenues in the wireline business and a 161.1% jump in outgoing revenues in the wireless business in the pre-pay segment.

Operating income before depreciation and amortization (OIBDA) fell by 1.9% in local currency to 415 million, with intense commercial activity taking place in both, wireline and wireless businesses. OIBDA growth at the wireless division (+20.4% first nine months 2007 vs. same period 2006 in local currency) was not sufficient to fully offset the 7.8% decline in OIBDA in the wireline business.

Cumulative CapEx to September 2007 rose 29.2% in local currency over January-September 2006 to 156 million euros owning primarily to heavy investment in mobile telephony (up 94.9% in local currency) in order to service capacity requirements on the back of higher usage.

At the end of the quarter, accesses in Peru stood at 11.2 million (4.0 million wireline and 7.2 million wireless), year-on-year growth of 40.3% mainly as a result of significant growth in the pre-pay customer base (up 70.4% year-on-year) and 14.7% in the wireline business (including TV, broadband and traditional accesses). In mid-March 2007 the IRIS project was launched, a collaboration project between the wireline and wireless businesses conceived to generate synergies and facilitate access to fixed telephony using wireless technology. By the end of September almost 190,000 customers had signed up for the IRIS service.

TELEFONICA DEL PERÚ

Telefónica del Perú had 4.0 million accesses at the end of September, up sharply year-on-year (+14.7%) accelerating the posted cumulative growth to June 2007 (+12.2%): net adds for the twelve months ended September 2007 stood at 0.5 million accesses compared to net adds of 0.4 million in the twelve months ended June 2007. Growth in fixed line accesses picked up (+11.1% year-on-year to September 2007 up from +7.1% to June 2007) to reach a total 2.7 million accesses; fixed line accesses growth constituted the main growth driver for accesses. Broadband accesses jumped 27.6% to 555,869. Pay TV subscribers reached 628,014 in the quarter, up 23.7% year-on-year: of these, 550,444 were cable TV subscribers and the remaining 77,570 satellite subs (DTH). Fixed wireless telephony was launched on 15 March 2007 with the aim of extending fixed coverage. Of total fixed lines at the end of September, 189,482 were fixed wireless lines.

Growth in voice traffic remained healthy at 8.7% in January-September 2007 due to the strong performance of basic telephony service traffic (+15.2%) in local, long distance and incoming calls. In contrast, public telephony traffic slumped (-32.1%) as a result of increased mobile telephony and illegal call centres in both the wireless and fixed segments.

Revenues for the first nine months of the year totalled 786 million euros, slightly below the previous year’s figure (-0.2% in local currency). Revenues grew in the Internet and broadband business (up 24.0% in local currency on the firs nine months of 2006) thanks to intense sales and marketing activity. Broadband revenues rose a noteworthy 26.7% year-on-year while TV revenues jumped 23.5%. Internet and broadband revenues accounted for 24.4% of Telefónica del Perú’s total revenues in the January-September 2007 period. Data service revenues were also higher, up 2.5% in local currency, thanks to increased revenues from Virtual Private Networks (VPNs). In contrast, traditional business revenues declined 6.0% in local currency in the January-September 2007 period due mainly the 25.7% fall in public telephony revenues, the fixed-mobile substitution effect and competition from illegal call centres, as detailed above. Meanwhile, IT revenues were dragged down 15.6% due to fewer turnkey projects (activity was intense in 2006 due to projects undertaken for the administration in connection with the Peruvian elections) and government projects delayed until 2008.

Operating expenses rose 6.3% in local currency reflecting more intense commercial activity which specifically impacted expenditure on equipment, customer service expenses and sales commissions. Furthermore, the Telefónica del Perú spent more on enhancing security to prevent cable theft. Other contributing factors include higher expenditure on equipment rental (+4.4% in January-September 2007), mostly in the TV business, and bad debt provisions, which accounted for 1.4% of revenues, higher interconnection expenses due to the rise in fixed-mobile and international traffic carried and, finally, a 2.1% increase in personnel expenses.

Operating income before depreciation and amortization (OIBDA) totalled 309 million euros for the January-September 2007 period, a year-on-year drop of 7.8% in local currency due to higher expense and the recognition of contingencies, mostly labour- and tax-related. The OIBDA margin was 39.3%, compared to 42.6% for January-September 2006.

CapEx in the nine-month period totalled 75 million euros, a decrease of 5.1% in local currency from nine months to September 2006. Operating cash flow (OIBDA–CapEx) was 234 million euros, down 8.6% in local currency terms.

TEM PERU

The Peruvian mobile market grew 7.0% in the third quarter. Penetration stood at 42.7% at the end of September (+2.7 percentage points. vs. June 2007 and +14.3 percentage points year-on-year).

At the end of the quarter, Telefónica Móviles Perú’s customer base stood at 7.2 million. Pre-pay customers accounted for 88.5% of the total. The customer base growth rate picked up to 60.0% year-on-year to September 2007 compared to 57.2% to June 2007. Migration to GSM technology was ongoing during the quarter. At September-end 2007 GSM customers accounted for 71.5% of the total. Ongoing intense commercial activity at Telefónica Móviles Perú translated into significant year-on-year growth in gross adds of 83.9% in the January-September 2007 period. Gross adds during the quarter reached a record high level of 1.4 million.

Revenues surged 40.4% to 430 million euros in local currency, underpinned by growth in service revenues driven mainly by outgoing revenues in the pre-pay segment (+161.1% in local currency in the first nine months of 2007) as a result of efforts to boost card top-ups with the ‘double’ and ‘triple’ campaigns, and to a lesser extent in the contract segment (+15.8%).

Operating income before depreciation and amortization (OIBDA) rose 20.4% year-on-year to 106 million euros despite higher commercial expenditure which paid off in terms of higher accesses. The OIBDA margin stood at 24.7% in the January-September 2007 period, a 4.1 percentage points drop over same period 2006.

CapEx amounted to 81 million euros, up 94.4% in local currency on the same period last year. This investment was used to service demand on the back of sharp growth in the customer base and in traffic. With CapEx outstripping OIBDA growth, operating cash flow (OIBDA-CapEx) fell 46.1% in local currency terms to 25 million euros.

COLOMBIA

During the first nine months of 2007, revenues from fixed and mobile businesses reached 1,138 million euros, up 31.1% on the same period the previous year in constant currency, reflecting the first time consolidation of Telefónica Telecom in May 2006 and strong growth in internet and broadband revenues and service revenues at the mobile business.

Operating income before depreciation and amortization (OIBDA) rose 59.8% year-on-year In local currency terms, to 328 million euros in the January-September period as a result of the consolidation of Telefónica Telecom from May 2006. The OIBDA margin for the period stood at 28.8% (up 5.2 percentage points on September 2006).

At the end of September 2007, Telefónica reached 10.1 million accesses in Colombia which translates into a growth of 0.1% compared to September 2006.

TELEFÓNICA TELECOM 1

Telefónica Telecom had a total of 2.6 million accesses as of the end of September 2007, 6.1% above last year’s figure, underpinned by strong growth in broadband users (296.4% compared to September of 2006) that reached a total of 167,511 users.

1 Telefónica Telecom is consolidated into the Telefónica Group since May 2006. Year-on-year variations are calculated against proforma figures.

The Satellite TV product was launched at the start of the year. This is a key product which will enable Telefónica Telecom to launch ‘Trio’ triple play bundles (voice, broadband and TV). The number of satellite TV customers had reached 46,200 by September 2007 de TV.

Revenues for the fixed telephony business through September 2007 reached 527 million euros, equivalent to an annual growth of 3.1% in local currency, driven mainly by internet and broadband growth (+95.8% year-on-year in local currency). The contribution to total revenues from this business jumped to 8.4% in the first nine month of 2007 from 4.4% at September 2006. The strong growth in the number of ADSL users (+296.4%) offset the drop in the revenues of the narrowband business (-11.5% in local currency) due to migration to broadband. In the first nine months of 2007, the company extended broadband coverage to new towns and cities and strengthened its position in areas where it maintains a leadership position. The broadband business was also boosted by marketing bandwidth upgrades to corporate customers.

Operating expenses in the January-September period rose 4.9% year-on-year in local currency, mainly as a consequence of the growth in supplies and bad debt provisions.

Telefónica Telecom’s operating income before depreciation and amortization (OIBDA) amounted to 219 million euros in the first nine months of the year, which represents year-on-year growth of 24.7% in local currency, driven largely by the strategic commitment to broadband.

CapEx through September 2007 stood at 84 million euros. The bulk of this was invested in deploying broadband and a series of regional systems projects such as ATIS and SAP. Operating cash flow (OIBDA-CapEx) came to 135 million euros in the January-September 2007 period.

TEM COLOMBIA

The Colombian cellular market ended September with a total of 29.5 million customers, 0.3 million more than in September 2006. Penetration stood at 69%.

In the third quarter of 2007, there was a 19.6% drop in gross adds when compared to the third quarter of 2006, due to the reduction in handset subsidies. Churn was slightly higher than in the second quarter of 2007 (+0.1 percentage points) standing at 3.9% due to the disconnection of low value customers who signed on in the aggressive campaigns launched in 2006. As a result, the company recorded a negative net gain of 60,317 clients, leaving the customer base at 7.6 million at the end of September 2007 (down 1.8% versus September 2006). Of the total, 77% were GSM customers (+5.3 percentage points on the second quarter of 2007).

Revenues in the first nine months of 2007 amounted to 641 million euros, up 4.6% year-on-year in local currency. Third quarter revenues were 5.8% higher year-on-year in local currency when compared to the third quarter of 2006. Service revenues rose 12.8% year-on-year in local currency in the first nine months of 2007 and by 12.5% in local currency in the third quarter of 2007, despite the slight fall in the average customer base.

Operating income before depreciation and amortization (OIBDA) rose 21.9% year-on-year in local currency to 108 million euros in the January-September 2007 period. Third quarter OIBDA amounted to 50 million euros, equivalent to a year-on-year growth of 33.5% in local currency, as a result of service revenue growth and lower subsidies offered to new customers. The OIBDA margin stood at 16.9% in the first nine months of 2007 and 22.4% in the third quarter of 2007, up 2.4 percentage points and 4.4 percentage points year-on-year, respectively.

CapEx in the January-September 2007 period amounted to 63 million euros (37 million euros in the third quarter of 2007), leaving operating cash flow (OIBDA-CapEx) of 45 million euros at the end of September 2007.

MÉXICO

Telefónica Móviles México continued to step up its commercial activity significantly in the third quarter, leveraging the strong competitive positioning of its promotions, underpinned by the launch of innovative products and the result of initiatives designed to continually improve its sales processes and network quality.

Growth in the Mexican cellular market accelerated yet again with the penetration rate reaching an estimated 60% by September 2007 (up 10 percentage points vs. September 2006). Telefónica Móviles México’s customer base at the end of the quarter had reached 11.1 million (of which 623,000 thousand were contract customers), a growth of 48.8% vs. September 2006. The strong growth in the customer base in the third quarter was underpinned by a competitive and flexible commercial offer in the pre-pay segment to surpass 1.6 million gross adds in the third quarter of 2007, 33.0% more than in the third quarter of 2006. The higher quality of gross adds in recent quarters along with the introduction of lower top-up amounts led to further 0.6 percentage points year-on-year improvement in churn to 2.5% in the third quarter of 2007 (vs. 3.1% in the third quarter of 2006 and 2.8% in the second quarter of 2007). As a result, third quarter net adds approached 840,000, year-on-year growth of 45.4%. Net adds for the first nine months of the year are running at over 2.5 million, more than 2.3 times the net adds figure recorded in the first nine months of 2006.

Traffic growth remains buoyant, particularly outgoing and on-net traffic, although expanding at slower rates than in previous quarters since it is now a year since the launch of the commercial offer that introduced the new concept of "Fixed rate per call" in the Mexican market As a result, third quarter MoU reached 145 minutes, year-on-year growth of 65.6%. Higher usage fed through to ARPU in the third quarter of 2007, up 14.4% year-on-year to 141 Mexican pesos.

The company’s strong business momentum fuelled a 57.7% year-on-year increase in revenues in local currency in the third quarter of 2007 to 358 million euros and a 59.4% year-on-year increase in the first nine months of 2007 to 1,011 million euros. Up 69.1% year-on-year, service revenues continued to grow strongly in the third quarter. The rate of growth slowed slightly compared to the 73.1% recorded in the second quarter, which included the effect of the Mothers’ Day campaign. However, the third quarter 2007 figure is stronger than the performance in the first quarter when service revenues were 66.4% higher year-on-year. Service revenues continued to outstrip growth in the company’s customer base (+48.8%), underscoring the higher quality and usage of its customers. Year-to-date, service revenues are 69.6% higher. Service revenue growth was driven by both outgoing and incoming revenues, both underpinned by the launch of the national calling party pays system in November 2006. The pace of growth of outgoing revenues slowed slightly to 85.7% year-on-year in local currency in the third quarter of 2007 from 91.0% in the first half of 2007 on the back of sustained growth in on-net traffic. Meanwhile, the launch of the national calling party pays service underpinned a sharp 44.7% jump in incoming traffic revenues in the third quarter of 2007.

Operating income before depreciation and amortization (OIBDA) growth in the third quarter is the reflection of the solid topline growth, economies of scale reached and the closure of the CDMA network at the end of June 2007. Despite intense commercial activity in the quarter, OIBDA reached 52 million euros, compared to the 0.7 million euros in the third quarter of 2006. In the first nine months of 2007, OIBDA amounted to 113 million euros to put the OIBDA margin at 11.2%, compared with an OIBDA loss in first nine months of 2006 of -33 million euros.

CapEx through September 2007 amounted to 154 million euros (97 million euros in the first nine months of 2006). This high level of investment is the reason why the operator generated, despite strong growth in OIBDA, negative operating cash flow (OIBDA-CapEx) of 40 million euros in the first nine months of 2007, significantly less negative than what was generated in the first nine months of 2006.

VENEZUELA

The Venezuelan cellular market continued to record strong growth in the third quarter of 2007, although at a slightly slower pace due to market maturity, with penetration reaching an estimated 79% by the end of September, 18 percentage points higher than by September 2006.

Telefónica maintained its intense commercial activity in Venezuela, focusing this quarter on end-of-holiday and back-to-class campaigns, clearly targeting the youth segment. Commercial initiatives accelerated gross adds in the third quarter of 2007, driving them up by 17.4% vs. the third quarter of 2006, compared to a 7.1% growth for the first nine months of the year.

Telefónica Móviles Venezuela’s commercial strategy this quarter was designed around broadening the range of handsets on offer vis-à-vis its competitors, offering certain models on an exclusive basis. The operator also launched new plans in the prepay segment. These so-called "A tu medida" plans enable customers to adapt the basic package to their specific needs. Under these plans customers can add on to the basic on-net usage plan additional plans such as higher on-net traffic plans, calls to other operators, flat rate text messages or data download packages, depending on their individual preferences.

At September 2007, Telefónica Móviles Venezuela’s customer base stood at over 9.8 million (+22.6% year-on-year), after recording net adds of over 1 million customers in the first nine months of the year. Since the network began operating at the beginning of the year, GSM adds have accounted for 62% of the total. GSM customers made up 28% of the total customer base at September 2007.

This rapid migration of the customer base to GSM technology, together with the sharp overall growth of the market in the last year, is behind the 0.4 percentage points increase in churn to 2.8% in the third quarter of 2007. Although high, churn fell by 0.1 percentage points compared to the second quarter of 2007 thanks to policies designed to improve activity and increase customer retention rates.

Revenues to September 2007 amounted to 1,716 million euros in the first nine months of 2007 (+27.9% year-on-year in local currency), driven by higher growth in service revenues (+30.2%) than in the customer base and a noteworthy 1.6% increase in ARPU in the third quarter of 2007, albeit slightly lower growth than in preceding quarters, pushed down by the cut in interconnection rates implemented in July 2007.

Operating income before depreciation and amortization (OIBDA) in the first nine months of 2007 reached 756 million euros, 41.0% more than the first nine months of 2006 figure in local currency, owing to growth in revenues and commercial savings due to lower unit costs for GSM handsets, which more than offset the pick up in commercial activity. As a result, the OIBDA margin stood at 44.0%, a 4.1 percentage points increase over the first nine months of 2006 and a 2.2 percentage points increase over the first six months of the year.

CapEx for the first nine months of 2007 amounted to 154 million euros, generating operating cash flow (OIBDA-CapEx) of 602 million euros (up 39.5% in local currency vs. first nine months of 2006).

CENTRAL AMERICA

Telefónica Móviles de Centroamérica (Panama, Guatemala, El Salvador and Nicaragua) continued to ramp up commercial activity in the first nine months of 2007 when compared to the same period last year, especially in Guatemala.

At the end of September 2007, the penetration of the Central American market stood at an estimated 63% (up 21.3 percentage points versus September 2006). In this context, Telefónica Móviles de Centroamérica’s customer base rose 36.8% year-on-year reaching 4.9 million clients (259,840 fixed wireless and 376,693 contract customers). Growth was fuelled by the effectiveness of commercial campaigns carried out in the third quarter, focused on traffic promotions that increase usage, and underpinned by a robust network performance. In addition, only SIM campaigns drove total gross adds 56.9% higher year-on-year to 720,053 in the third quarter of 2007. As a result, third quarter net adds stood at 407,960.

At the operating level, traffic growth remained noteworthy, especially outgoing, buoyed by the promotional plan which encourages pre-pay usage. MoU for the third quarter of 2007 came to 140 minutes, up 5.1% compared to the third quarter of 2006.

As a result of the company’s strong commercial performance, revenues in the first nine months of 2007 totalled 439 million euros, up 18.6% year-on-year in constant terms. Service revenues rose 19.4% year-on-year in constant currency in the January-September 2007 period, extending the positive trend of previous quarters. This was driven by higher outgoing revenues (+30.4% in constant terms), higher on-net traffic (+88% when compared to the third quarter of 2006) and incoming revenues (+10.5% in constant terms), mainly due to the growth of the pre-pay customer base.

Despite the increase in commercial activity, operating income before depreciation and amortization (OIBDA) reached 171 million euros in the first nine months of 2007, up 47.2% year-on-year in constant terms. The OIBDA margin stood at 39.1% in the January-September 2007 period, an improvement of 7.6 percentage points when compared to the same period the previous year.

CapEx through September 2007 amounted to 63 million euros, 6.0% below the January September 2006 figure in constant currency. Operating cash flow (OIBDA–CapEx) surged 119.9% in constant terms to 108 million euros compared to the first nine month of 2006, fuelled by growth in OIBDA and lower investment effort.

ECUADOR

The Ecuadorian cellular market has experienced strong growth year-to-date, with penetration reaching 69% by September 2007, 11.6 percentage points higher than last year’s figure.

Telefónica Móviles Ecuador’s customer base at the end of September 2007 stood at 2.7 million, 65% of which were GSM customers.

Revenues for the first nine months of the year totalled 211 million euros, equivalent to an annual growth of 3.6% in local currency. In the January-September 2007 period, service revenues fell 3.9% year-on-year in local currency, showing a change in the declining trend (from a year-on-year retreat of 9.3% through June 2007) due to the stronger outgoing contract revenues.

Operating income before depreciation and amortization (OIBDA) rose 3.2% year-on-year in local currency to 52 million euros in the January-September 2007 period. OIBDA margin stood at 24.4%, 0.1 percentage points lower than in the same period the previous year.

CapEx through September totalled 28 million euros, 40.3% higher in local currency than in the same period last year in order to service the increase in traffic carried out by the operator.

As a result of this high level of investment, operating cash flow (OIBDA-CapEx) declined to 24 million euros in the first nine months of 2007, compared to the 33 million euros reached in the same period the previous year.

TELEFÓNICA INTERNATIONAL WHOLESALE SERVICES

Momentum remained strong at Telefónica International Wholesale Services (TIWS) throughout the third quarter. In line with previous quarters, business momentum was underpinned by strong growth in wholesale revenues (mainly traffic and IP capacity). Revenues rose 24.0% year-on-year in constant euros in the first nine months of the year to 202 million euros.

By revenue contribution International IP revenues (up 18.4% year-on-year in constant euros) are noteworthy, accounting for around 51% of the total, boosted by sharp growth in operators’ demand. Remaining services also posted healthy growth, led by bandwidth capacity (+46.3% in constant euros), VPNs (+29.1% in constant euros) and satellite services (+36.2% in constant euros).

Operating income before depreciation and amortization (OIBDA) amounted to 70 million euros (+26.9% in constant euros). Topline growth offset the increase in operating expenses (+23.0% in constant euros), mainly the result of higher supply costs on the back of increased business activity. The OIBDA margin stood at 34.5%, 0.8 percentage points higher than in the same period of the previous year.

TELEFÓNICA LATINOAMÉRICA
ACCESSES
Unaudited figures (thousands)
	2006		2007
	September	December	March	June	September	% Chg y-o-y
Final Clients Accesses	109,987.5	114,604.4	116,905.7	121,773.0	126,423.0	14.9
Fixed telephony accesses (1)	24,072.6	23,916.9	23,810.9	23,894.7	24,027.4	(0.2)
Internet and data accesses	6,563.3	6,723.7	6,757.6	6,467.8	6,803.4	3.7
Narrowband (2)	2,931.2	2,813.5	2,615.3	1,989.8	2,000.6	(31.7)
Broadband (3) (4)	3,500.2	3,780.3	4,045.6	4,380.4	4,703.5	34.4
Other	131.8	130.0	96.7	97.6	99.3	(24.7)
Mobile accesses	78,777.4	83,298.4	85,637.0	90,610.9	94,712.1	20.2
Contract	63,501.6	67,329.9	69,112.7	73,654.3	77,117.4	21.4
Pre-pay	14,075.4	14,705.4	15,208.7	15,582.9	16,210.8	15.2
Fixed Wireless	1,200.4	1,263.1	1,315.5	1,373.7	1,384.0	15.3
Pay TV	574.2	665.3	700.1	799.6	880.0	53.2
Wholesale Accesses	76.0	65.9	64.6	64.5	64.1	(15.6)
Total Accesses	110,063.5	114,670.3	116,970.3	121,837.5	126,487.1	14.9
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes narrowband ISP of Terra Brasil and Terra Colombia.
(3) Includes broadband ISP of Terra Brasil, Telefónica de Argentina, Terra Guatemala y Terra México.
(4) Includes ADSL, optical fiber, cable modem, broadband circuits and Telefónica de Argentina ISP in the North part of the country.

TELEFÓNICA LATINOAMÉRICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September				July - September
	2007	2006	% Chg	2007	2006	% Chg
Revenues	14,676	13,242	10.8	5,048	4,535	11.3
Internal exp capitalized in fixed assets (1)	69	72	(4.4)	23	24	(6.4)
Operating expenses	(9,639)	(8,685)	11.0	(3,285)	(2,858)	15.0
Other net operating income (expense)	200	184	8.6	118	103	14.5
Gain (loss) on sale of fixed assets	3	(1)	c.s.	15	4	n.m.
Impairment of goodwill and other assets	0	(2)	n.m.	0	0	n.m.
Operating income before D&A (OIBDA)	5,309	4,811	10.4	1,919	1,809	6.1
Depreciation and amortization	(2,550)	(2,752)	(7.4)	(846)	(924)	(8.5)
Operating income (OI)	2,760	2,059	34.1	1,073	884	21.3
Note: "Bad debt provisions" have been reclassified from "Other net operating income (expense)" to "Operating expenses".
(1) Including work in process.

TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (I)
Unaudited figures (Thousands)
	2006		2007
	September	December	March	June	September	% Chg y-o-y

BRAZIL
Final Clients Accesses	44,484.7	44,716.9	44,599.1	45,344.4	46,607.3	4.8
Fixed telephony accesses (1)	12,295.1	12,107.1	12,033.6	12,031.3	12,019.0	(2.2)
Internet and data accesses	3,463.9	3,556.8	3,535.2	3,072.6	3,259.5	(5.9)
Narrowband	1,884.5	1,856.6	1,786.3	1,201.1	1,262.3	(33.0)
Broadband (2)	1,485.2	1,608.2	1,690.8	1,813.0	1,937.3	30.4
Other	94.2	92.0	58.1	58.6	59.9	(36.4)
Mobile accesses	28,725.7	29,053.1	29,030.3	30,240.5	31,320.2	9.0
Pre-pay	23,481.5	23,543.4	23,377.0	24,549.4	25,456.8	8.4
Contract	5,244.1	5,509.6	5,653.2	5,691.1	5,863.5	11.8
Pay TV	0.0	0.0	0.0	0.0	8.5	n.m.
Wholesale Accesses	46.4	38.4	38.9	38.1	37.4	(19.4)
Total Accesses	44,531.1	44,755.3	44,638.0	45,382.5	46,644.7	4.7

ARGENTINA
Final Clients Accesses	15,761.5	16,809.4	17,464.1	18,112.1	18,812.2	19.4
Fixed telephony accesses (1)	4,612.4	4,636.3	4,627.9	4,633.5	4,633.1	0.4
Internet and data accesses	998.9	973.7	1,023.2	1,069.5	1,101.3	10.3
Narrowband	504.1	439.2	418.0	392.9	363.6	(27.9)
Broadband (2)	477.9	517.7	588.1	659.0	719.7	50.6
Other	16.8	16.8	17.1	17.7	18.1	7.4
Mobile accesses	10,150.2	11,199.4	11,813.0	12,409.1	13,077.8	28.8
Pre-pay	6,498.1	7,315.8	7,753.1	8,112.8	8,553.1	31.6
Contract	3,499.4	3,742.9	3,925.8	4,169.9	4,410.4	26.0
Fixed wireless	152.7	140.7	134.2	126.3	114.3	(25.2)
Wholesale Accesses	7.2	7.3	7.6	8.7	8.9	24.5
Total Accesses	15,768.7	16,816.6	17,471.7	18,120.8	18,821.2	19.4

CHILE
Final Clients Accesses	8,435.3	8,538.4	8,670.5	8,909.3	9,077.8	7.6
Fixed telephony accesses (1)	2,225.9	2,206.2	2,177.4	2,174.4	2,172.7	(2.4)
Internet and data accesses	538.9	557.7	597.3	636.0	656.0	21.7
Narrowband	72.8	53.3	59.0	52.5	40.1	(44.9)
Broadband (2)	456.0	494.5	528.2	574.1	606.9	33.1
Other	10.1	10.0	10.0	9.5	9.0	(10.4)
Mobile accesses	5,618.1	5,680.2	5,766.8	5,927.5	6,051.9	7.7
Pre-pay	4,491.6	4,507.6	4,515.7	4,557.9	4,591.4	2.2
Contract	1,126.5	1,172.7	1,251.1	1,369.6	1,460.5	29.6
Pay TV	52.4	94.2	129.1	171.4	197.3	n.m.
Wholesale Accesses	21.9	19.9	17.6	17.2	17.3	(21.2)
Total Accesses	8,457.2	8,558.3	8,688.1	8,926.5	9,095.1	7.5
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes ADSL, optical fiber, cable modem and broadband circuits.

TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (II)
Unaudited figures (Thousands)
	2006		2007
	September	December	March	June	September	% Chg y-o-y

PERU
Final Clients Accesses	7,983.8	8,710.9	9,303.2	10,152.5	11,199.0	40.3
Fixed telephony accesses (1)	2,468.2	2,498.5	2,531.2	2,605.7	2,742.1	11.1
Internet and data accesses	494.2	525.5	547.4	581.8	608.4	23.1
Narrowband	49.6	47.8	40.3	44.2	42.4	(14.5)
Broadband (2)	435.7	468.5	497.7	527.8	555.9	27.6
Other	8.9	9.2	9.4	9.7	10.2	14.2
Mobile accesses	4,513.8	5,129.8	5,663.5	6,365.0	7,220.5	60.0
Pre-pay	3,749.7	4,353.3	4,882.3	5,570.7	6,389.7	70.4
Contract	691.9	705.2	711.0	724.4	763.2	10.3
Fixed wireless	72.2	71.3	70.2	70.0	67.7	(6.3)
Pay TV	507.5	557.2	561.1	600.0	628.0	23.7
Wholesale Accesses	0.5	0.4	0.4	0.5	0.5	(1.3)
Total Accesses	7,984.2	8,711.4	9,303.6	10,153.0	11,199.5	40.3

COLOMBIA
Final Clients Accesses	10,094.9	10,190.0	9,995.9	10,095.6	10,105.5	0.1
Fixed telephony accesses (1)	2,362.6	2,359.4	2,346.5	2,330.5	2,340.3	(0.9)
Internet and data accesses	45.4	70.9	94.3	125.0	167.5	n.m.
Narrowband	3.1	2.9	0.0	0.0	0.0	n.m.
Broadband (2)	42.3	68.0	94.3	125.0	167.5	n.m.
Other	0.0	0.0	0.0	0.0	0.0	n.m.
Mobile accesses	7,687.0	7,759.7	7,545.2	7,611.8	7,551.5	(1.8)
Pre-pay	5,883.5	5,960.5	5,734.6	5,887.0	5,867.4	(0.3)
Contract	1,803.5	1,799.2	1,810.6	1,724.8	1,684.1	(6.6)
Pay TV	0.0	0.0	10.0	28.3	46.2	n.m.
Wholesale Accesses	0.0	0.0	0.0	0.0	0.0	n.m.
Total Accesses	10,094.9	10,190.0	9,995.9	10,095.7	10,105.5	0.1

MEXICO
Mobile accesses	7,443.3	8,553.2	9,319.6	10,232.8	11,072.7	48.8
Pre-pay	6,950.7	8,017.8	8,775.0	9,655.2	10,446.9	50.3
Contract	490.9	533.4	542.4	574.8	622.6	26.8
Fixed wireless	1.6	2.0	2.2	2.8	3.2	97.0
Total Accesses	7,443.3	8,553.2	9,319.6	10,232.8	11,072.7	48.8

VENEZUELA
Mobile accesses	8,025.9	8,826.2	9,100.3	9,746.6	9,840.0	22.6
Pre-pay	6,813.6	7,520.2	7,724.2	8,345.1	8,392.2	23.2
Contract	431.6	469.4	495.4	474.7	510.3	18.2
Fixed wireless	780.7	836.6	880.7	926.8	937.5	20.1
Total Accesses	8,025.9	8,826.2	9,100.3	9,746.6	9,840.0	22.6
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes ADSL, optical fiber, cable modem and broadband circuits.

TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (III)
Unaudited figures (Thousands)
	2006		2007
	September	December	March	June	September	% Chg y-o-y

CENTRAL AMERICA (3)
Fixed telephony accesses (1)	108.4	109.4	94.4	119.4	120.3	10.9
Internet and data accesses	25.2	26.0	26.0	22.3	22.2	(12.1)
Broadband (2)	23.4	24.1	24.0	20.2	20.0	(14.4)
Other	1.9	1.9	2.0	2.1	2.2	15.9
Mobile accesses	3,564.8	3,829.5	4,042.1	4,469.4	4,877.4	36.8
Pre-pay	3,078.9	3,303.1	3,472.5	3,856.6	4,240.8	37.7
Contract	295.0	315.6	342.8	366.6	376.7	27.7
Fixed Wireless	190.9	210.9	226.7	246.2	259.8	36.1
Pay TV	14.3	14.0	0.0	0.0	0.0	n.m.
Total Accesses	3,712.8	3,978.9	4,162.5	4,604.1	5,019.8	35.2

ECUADOR
Mobile accesses	2,393.1	2,490.0	2,481.7	2,645.0	2,653.2	10.9
Pre-pay	1,984.0	2,133.0	2,116.8	2,275.2	2,272.1	14.5
Contract	406.9	355.3	363.3	368.2	379.6	(6.7)
Fixed Wireless	2.2	1.7	1.6	1.5	1.5	(34.3)
Total Accesses	2,393.1	2,490.0	2,481.7	2,645.0	2,653.2	10.9

URUGUAY
Mobile accesses	655.4	777.3	874.6	963.1	1,047.0	59.7
Pre-pay	569.8	675.3	761.4	844.3	907.0	59.2
Contract	85.6	102.0	113.2	118.8	140.0	63.5
Total Accesses	655.4	777.3	874.6	963.1	1,047.0	59.7
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes ADSL, optical fiber and broadband circuits.
(3) Includes Guatemala, Panamá, El Salvador and Nicaragua

TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (I)
Unaudited figures (Euros in millions)
		January - September
		2007	2006	% Chg	% Var Local Cur

BRAZIL	Revenues	5,637	5,397	4.4	3.5
	OIBDA	2,226	2,330	(4.5)	(5.4)
	OIBDA margin	39.5%	43.2%	(3.7 p.p.)
	CapEx	656	579	13.4	12.3
Telesp	Revenues	4,154	4,157	(0.1)	(1.0)
	OIBDA	1,806	1,998	(9.6)	(10.5)
	OIBDA margin	43.5%	48.1%	(4.6 p.p.)
	CapEx	482	380	26.7	25.6
Vivo	Revenues	1,740	1,488	16.9	15.8
	OIBDA	420	335	25.4	24.2
	OIBDA margin	24.2%	22.5%	1.6 p.p.
	CapEx	175	196	(10.9)	(11.8)

ARGENTINA	Revenues	1,678	1,572	6.8	16.6
	OIBDA	605	566	6.8	16.6
	OIBDA margin	34.6%	34.6%	0.0 p.p.
	CapEx	179	161	11.3	21.5
Telefónica de Argentina	Revenues	731	730	0.1	9.3
	OIBDA	316	349	(9.6)	(1.3)
	OIBDA margin (1)	36.7%	40.7%	(4.0 p.p.)
	CapEx	108	93	15.4	26.0
TEM Argentina	Revenues	1,000	907	10.3	20.5
	OIBDA	289	217	33.2	45.4
	OIBDA margin	28.9%	24.0%	5.0 p.p.
	CapEx	72	68	5.6	15.2

CHILE	Revenues	1,319	1,265	4.3	12.3
	OIBDA	514	502	2.4	10.3
	OIBDA margin	38.9%	39.7%	(0.7 p.p.)
	CapEx	285	230	23.8	33.3
Telefónica Chile	Revenues	720	758	(5.0)	2.3
	OIBDA	275	315	(12.6)	(5.9)
	OIBDA margin	38.2%	41.5%	(3.3 p.p.)
	CapEx	137	110	24.7	34.3
TEM Chile	Revenues	662	581	13.9	22.6
	OIBDA	240	187	28.3	38.2
	OIBDA margin	36.3%	32.2%	4.1 p.p.
	CapEx	148	121	22.9	32.3
OIBDA is presented after management fees. Data for Telefónica de Argentina include the ISP business of Advance.
(1) Margin over revenues includes fixed to mobile interconnection.

TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (II)
Unaudited figures (Euros in millions)
		January - September
		2007	2006	% Chg	% Var Local Cur

PERU	Revenues	1,126	1,054	6.8	11.2
	OIBDA	415	440	(5.8)	(1.9)
	OIBDA margin	36.9%	41.8%	(4.9 p.p.)
	CapEx	156	126	24.1	29.2
Telefónica del Perú (2)	Revenues	786	819	(4.1)	(0.2)
	OIBDA	309	349	(11.4)	(7.8)
	OIBDA margin	39.3%	42.6%	(3.3 p.p.)
	CapEx	75	82	(8.9)	(5.1)
TEM Perú	Revenues	430	319	34.9	40.4
	OIBDA	106	92	15.6	20.4
	OIBDA margin	24.7%	28.8%	(4.1 p.p.)
	CapEx	81	43	86.7	94.4

COLOMBIA	Revenues	1,138	826	37.7	31.1
	OIBDA	328	195	67.8	59.8
	OIBDA margin	28.8%	23.6%	5.2 p.p.
	CapEx	147	188	(21.7)	(25.4)
Telefónica Telecom (3)	Revenues	527	243	n.c.	n.c.
	OIBDA	219	111	n.c.	n.c.
	OIBDA margin	41.6%	45.8%	(4.2 p.p.)
	CapEx	84	36	n.c.	n.c.
TEM Colombia	Revenues	641	584	9.8	4.6
	OIBDA	108	84	28.1	21.9
	OIBDA margin	16.9%	14.5%	2.4 p.p.
	CapEx	63	152	(58.7)	(60.7)

MEXICO (TEM Mexico)	Revenues	1,011	689	46.7	59.4
	OIBDA	113	(33)	c.s.	c.s.
	OIBDA margin	11.2%	(4.8%)	16.1 p.p.
	CapEx	154	97	58.0	71.7

VENEZUELA (TEM Venezuela)	Revenues	1,716	1,451	18.3	27.9
	OIBDA	756	579	30.5	41.0
	OIBDA margin	44.0%	39.9%	4.1 p.p.
	CapEx	154	113	36.3	47.3

CENTRAL AMERICA (4)	Revenues	439	404	8.8
	OIBDA	171	127	35.2
	OIBDA margin	39.1%	31.4%	7.6 p.p.
	CapEx	63	73	(13.7)

ECUADOR (TEM Ecuador)	Revenues	211	220	(4.1)	3.6
	OIBDA	52	54	(4.5)	3.2
	OIBDA margin	24.4%	24.5%	(0.1 p.p.)
	CapEx	28	21	29.9	40.3
OIBDA is presented after management fees.
(2) Telefónica del Perú includes Cable Mágico.
(3) Data for Telefónica Telecom (formerly Colombia Telecom) only include results for May-December 2006 period, including Telefónica Data Colombia.
(4) Includes Guatemala, Panamá, El Salvador and Nicaragua

TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (III)
Unaudited figures (Euros in millions)
		January - September
		2007	2006	% Chg	% Var Local Cur

URUGUAY (TEM Uruguay)	Revenues	72	54	34.4	44.8
	OIBDA	17	10	70.2	83.3
	OIBDA margin	23.9%	18.9%	5.0 p.p.
	CapEx	8	4	87.4	101.8

TIWS	Revenues	202	168	20.5	24.0
	OIBDA	70	57	23.3	26.9
	OIBDA margin	34.5%	33.7%	0.8 p.p.
	CapEx	30	22	37.8	37.8
OIBDA is presented after management fees.

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica O2 Europe

At the end of September 2007, Telefónica O2 Europe revenue was 10,776 million euros (9,434 million euros in 2006), and operating income before depreciation and amortization (OIBDA) reached 4,151 million euros (2,798 million euros in 2006), which included restructuring charges totaling 114 million euros related to the UK, Ireland and German businesses, as well as the capital gain from the sale of Airwave (1,296 million euros), booked in the second quarter. Operating Income (OI) was 1,585 million euros in the January-September period, mainly affected by the impact of higher assets amortizations derived from the Purchasing Price Allocation (PPA) process, which also impacted negatively the 2006 OI figure (336 million euros).

Telefónica O2 Europe CapEx for the nine month period ended 30 September 2007 amounted to 1,450 million euros (1,675 million euros in 2006).

Strategic and operational highlights:

  O2 to be the exclusive carrier partner for Apple iPhone in UK. iPhone combines three devices into one: a mobile phone, a widescreen iPod, and the best mobile Internet device, all based on Apple's revolutionary touch screen interface. iPhone users in the UK will also have access to the recently launched iTunes Wi-Fi Music Store.

  iPhone is on sale from November 9 and is only available on the O2 UK network. It is available exclusively in the UK through the retail and online stores of Apple, O2 and The Carphone Warehouse. iPhone is available in an 8GB model for £269 (inc VAT) and works with either a PC or Mac.

Three new iPhone tariffs will be available starting at £35, which all include unlimited anytime, anywhere mobile data usage and, in a market first, free unlimited use of the UK's largest single public Wi-Fi network, covering over 7,500 cafes, restaurants, airport lounges, pubs and other locations across the UK.

  O2 Broadband launched in UK. O2 Broadband aims to make broadband better by offering a service quality that sets a new standard in the market. Launched on 15 October, O2 Broadband is simple to set up and use, offers total transparency in both pricing and service speeds, and offers free UK-based customer services from UK landlines or O2 mobiles through a single number and 24x7 technical support. Security software from McAfee is also included at no extra cost, giving antivirus and spyware protection as well as spam filters, a firewall, and parental controls.

Three price plans are available for O2 Pay Monthly customers starting with the Standard Package at £7.50 per month for up to 8 Mbps; the Premium Package at £10 per month for up to 16 Mbps and the Ultimate Package at £15 per month for speeds of up to 20 Mbps. All other customers pay an additional £10 per month.

O2 Broadband utilises one of the most advanced and high quality broadband networks in the UK and uses the latest ADSL2+ technology. At launch, O2 Broadband covered 50% of the population, focusing on the major urban areas. The network will be further rolled-out in line with customer demand.

  FONIC brand launched in Germany. O2 Germany launched a new discount SIM-only mobile service, offering calls and texts for just 9.9 euro cents on any network at any time without a monthly fee or contract. Fonic, available online and also through an exclusive sales partnership with supermarket giant Lidl, includes a money-back guarantee on credits, easy payment and no minimum charges.

Fonic SIM cards are available for a one-off charge of 9.99 euros online at www.fonic.de and all branches of Lidl. After registering online, customers can choose two ways of re-charging their account – either through an automatic monthly direct debit or manually. With the automatic option, the amount and the time when it is debited can be changed at any time by the customer. Manual recharging is carried out over the Internet or by a free telephone call - customers can recharge their account with 10, 20 or 30 euros.

  Tesco Mobile Ireland launched. At the end of October Tesco Mobile launched in Ireland, using O2’s network via a 089 prefix. Customers pay 20 cents a minute for calls to any network at any time, with all text messages costing 9 cents. Special bundles, In Touch 10 (10 days) and In Touch 30 (30 days), provide unlimited calls, texts and picture messages for 4.99 euros and 11.99 euros respectively to other Tesco Mobile customers.

  Telefónica O2 Czech Republic acquires DELTAX systems. During the quarter Telefónica O2 Czech Republic announced that it had acquired 100% of the shares in DELTAX Systems a.s., one of the top ten system integrators in the Czech Republic. The transaction is subject to the approval of the Office for the Protection of Competition.

DELTAX has been operating in the Czech market since 1992, with current turnover in excess of CZK 300 million. The company has a workforce of more over 150 employees and key clients include top Czech companies and government agencies. DELTAX has a long-term track record of successful co-operation with Telefónica O2 Czech Republic on several major projects.

  BMW contract win in Germany. O2 Germany has been awarded a major new contract to provide mobile telephony and data communication services for the BMW Group in Germany until 2011. BMW Group selected O2 Germany to manage its communications network – which includes more than 40,000 mobile connections – and provide remote email access for its staff worldwide.

Further contract elements encompass the provision of "Mobile Office", including e-mail via O2 Xda and mobile laptop solutions, which gives staff members worldwide access to the company network while on the move.

O2 UK

Total revenues in the three months to 30 September 2007 were 1,939 million euros, an increase of 9.7% in local currency compared to the same period of last year. For the nine months to 30 September 2007, total revenues were 5,526 million euros, an increase of 23.1% in local currency compared to the eight month period to 30 September 2006. On a like for like basis total revenue growth was 10.2%. Net service revenue for the three months to 30 September 2007 was 1,779 million euros, an increase of 10.5% in local currency compared to the same period last year, driven by continued strong customer and ARPU growth.

Operating income before depreciation and amortization (OIBDA) for the three months to 30 September 2007 was 530 million euros, an increase of 9.0% in local currency compared to the three month period to 30 September 2006. OIBDA in the year to date totalled 1,420 million euros, an increase of 14.8% in local currency compared to the eight month period to 30 September 2006. On a like for like basis, OIBDA grew 3.4%. Excluding the restructuring charge from the second quarter, OIBDA for the year to date was 16.2% ahead compared to the eight month period to 30 September 2006; on a like for like basis it was 4.6% ahead.

OIBDA margin in the third quarter was 27.3%, compared to 27.5% in the same quarter in 2006 and 25.6% in the previous quarter. OIBDA margin for the year to date was 25.7%, while excluding restructuring charges it was 26.0%.

The quarter again saw tough competition in the market, but the business continued to perform well. Gross additions in the quarter were around 5% lower than the same period in 2006, reflecting the increasingly mature nature of the UK market but also the focus on customer retention. A total of 115,000 net customers were added in the quarter, taking the base to 17.9 million, 3.2% higher than at the same time last year (excluding the Tesco Mobile customer base). O2 UK’s own channels accounted for over 60% of gross connections in the third quarter.

A total of 159,000 net contract customers were added in the quarter and at the end of the period contract customers made up 36.5% of the total base, compared to 35.1% at the same time last year. Quarterly monthly contract ARPU of 64.8 euros was up 1.7% quarter on quarter in local currency, and up 1.5% compared to the third quarter last year, due to increased minutes of use and non-voice services. Average monthly contract churn fell to 1.7% in the quarter, from 1.9% in the third quarter last year.

The number of pre-pay customers fell by 44,000 during the quarter, continuing the trend seen in the second quarter, reflecting migrations from pre-pay to contract, along with the highly penetrated market. However, those customers that left had, on average, a lower monthly spend, as demonstrated by quarterly monthly pre-pay ARPU of 19.3 euros, 8.3% higher in local currency than the third quarter last year and 6.3% higher than the second quarter. It is expected that the pre-pay segment in the UK market will actually show a year on year decline in customers in 2007, the first time this has happened.

As a result, O2 UK’s blended quarterly monthly ARPU of 35.7 euros was 3.8% higher than the second quarter in local currency, and 5.2% higher than the third quarter of last year, reflecting the increased proportion of contract customers in the base, and the continued growth in data ARPU offsetting declines in voice ARPU.

Quarterly monthly minutes of use were up 10.3% year on year at 193 minutes a month, driven by propositions such as "Long Weekends" and "Favourite Place".

Quarterly monthly Data ARPU of 11.1 euros was 4.2% higher in local currency than the same period last year, driven primarily by growth in text message volumes up 15.7% as well as increasing usage of a range of non-SMS services, and 1.2% higher than the previous quarter.

O2 UK’s broadband unit Be had rolled out to 814 exchanges by the end of the quarter, giving its broadband network a population coverage of 50%, with over 38,000 customers. On 15 October O2 Broadband was launched utilising the Be network, offering speeds of up to 20 Mbits per second and discounted tariffs for O2 post-pay customers.

CapEx in the third quarter was 196 million euros, with continued investment in both the 3G network and existing 2G network to ensure a high level of service.

O2 UK promoted a number of products and services during the quarter, aimed at acquisition and retention of customers and revenue growth. These included:

  Simplicity - a new range of SIM-only pay monthly tariffs with O2’s best ever calling rates. O2 simplicity tariffs start from just £15 a month for 200 minutes and 200 texts, and can save a customer £180 to £270 compared to a standard 18 month contract. Customers can cancel or change their tariff at any time and only need to give 30 days notice.

  "Businesses Efficiencies" Campaign across all corporate vertical sectors offering businesses one-off consultancy, free of charge, to understand their key mobile communication requirements.

  Your Country - Pay and Go customers get up to 200 free minutes to call any international mobile or landline at any time, depending on how much they top up each month. The tariff is available to new and existing customers and requires a minimum monthly top up of £10 to receive 50 free minutes. A customer may also choose to top up by £15 for 100 free minutes and £30 for 200 free minutes.

O2 GERMANY

O2 Germany includes Telefónica Deutschland and comparable 2006 figures have been restated on this basis. Total revenues in the three months to 30 September 2007 were 909 million euros, a decrease of 1.8% compared to the three month period ended 30 September 2006. Year to date total revenue was 2,612 million euros, an increase of 9.4% compared to the eight month period to 30 September 2006. On a like for like basis, revenue declined by 2.5%.

Mobile service revenue for the three months to 30 September 2007 was 753 million euros, down 5.4% compared to the same period last year, reflecting the continued ARPU weakness in the German market and the impact of the 20% termination rate cut in November 2006, partly offset by growth of the customer base. The termination rate cut reduced third quarter service revenue by over 4%.

Operating income before depreciation and amortization (OIBDA) for the three months to 30 September 2007 was 197 million euros, an increase of 8.4% compared to the same period in 2006. OIBDA for the nine months to 30 September 2007 totalled 456 million euros, a decline of 10.1% compared to the eight month period to 30 September 2006. On a like for like basis the decline was 16.7%. Excluding the restructuring charges from the second quarter, OIBDA for the nine months to 30 September 2007 was 552 million euros, 0.9% ahead of the same period last year on a like for like basis, and growth of 9.3% compared to the eight month period to 30 September 2006.

OIBDA margin in the third quarter was 21.7%, compared to 19.6% in the same quarter last year. OIBDA margin for the nine months to 30 September 2007 was 17.5%; excluding the restructuring charge it would have been 21.1%.

In a highly competitive environment, a total of 610,000 net new customers were added in the quarter, taking the base to 12.168 million, 14.5% higher than at the same time last year. The Tchibo Mobile customer base grew by 191,000 to 1.1 million by the end of the quarter.

O2 Germany added a total of 227,000 net contract customers in the quarter, with quarterly monthly ARPU of 34.9 euros, 0.9% lower than the previous quarter, and 16.2% lower than the same quarter last year. This reflected the impact of the termination rate cut in November 2006, increasing competition in the German market and the introduction of new customer offers.

A total of 383,000 net pre-pay customers were added in the quarter, almost double the level achieved in the third quarter of 2006, boosted by the launch of the Fonic brand with its 9.9 euro cent tariff. Quarterly monthly ARPU of 6.8 euros was 1.5% higher than the previous quarter and 24.4% lower than the third quarter last year, reflecting in addition to the above mentioned factors, higher market penetration and the growth in multiple SIM ownership.

Blended quarterly monthly ARPU in the third quarter was 20.8 euros, a decrease of 0.5% from the previous quarter, but 17.8% lower than the same quarter last year. This trend reflects the ongoing impact of the termination rate cuts, the rapid growth in the pre-pay customer base over the past twelve months, which now makes up 50.8% of the total base, and the increasingly competitive market environment. Termination rate cuts reduced quarterly monthly ARPU in the quarter by approximately 3 euros.

Blended quarterly monthly minutes of use grew by 3.2% year on year to 128 minutes, driven by new propositions such as Genion flat rate and Genion S/M/L. O2 Germany now has a total of 4.15 million Genion customers (69% of the post-pay base), of which over 1.7 million are on the new Genion S/M/L tariffs, generating on average 40% higher minutes of use and 10% higher ARPU than the standard Genion base.

Quarterly monthly data ARPU was 5.2 euros, an increase of 2.0% compared to the previous quarter and 10.3% lower than the third quarter last year due to the higher number of lower spending pre-pay users in the base and a shift from SMS to voice usage with the introduction of flat rate voice tariffs.

CapEx in the quarter was 199 million euros, with continued expenditure on both the 3G and 2G networks.

O2 DSL had acquired 37,000 customers by the end of the quarter, with orders growing to reach an average of 4,000 – 4,500 per week in September, which has yet to be fully reflected in the net additions number. Telefónica Deutschland reported 473,000 ULL lines in total, from around 75,000 lines at the end of the third quarter in 2006. Equivalent ADSL lines in service reached just over 813,000 at the end of September, from 459,000 at the end of September last year.

O2 Germany launched a number of new products and services during the quarter, including:

  New tariffs for O2 DSL - the new S tariff offers broadband Internet access and fixed telephony for a basic fee of 20 euros, while the L tariff offers flatrates for both Internet surfing and fixed telephony for 35 euros. Connection and the DSL router are both free until the end of the year.

  In August O2 launched Genion XL - the best value flatrate for calls to all German networks. Customers who sign up to Genion XL enjoy unlimited calling to any German mobile network and the fixed network for 80 euros a month.

  Fonic, a new "no frills" brand, offering phone calls to any German network for 9.9 cents a minute, with no monthly fees, minimum charges, or contract. Fonic is available online at www.fonic.de, as well as through Lidl’s 2,700 stores across Germany.

  O2 has exclusive rights in Germany to distribute the new Xda comet, launched in September. With a 624 MHz Intel processor, the comet is the fastest device of its kind and includes: HSDPA, WLAN, Bluetooth, 1GB internal memory and a 2.0 megapixel camera with auto focus and flash.

  In September O2 Germany and Anschutz Entertainment Group celebrated the "topping-out" of O2 World in Berlin. O2 World will be one of the most modern multi-functional arenas in the world and will be the future setting of for the best sports and entertainment events in Berlin.

O2 IRELAND

Total revenues in the three months to 30 September 2007 were 254 million euros, an increase of 4.3% compared to the same period last year. Revenue for the nine month period to 30 September 2007 was 741 million euros, an increase of 15.9% compared to the eight month period to 30 September 2006. On a like for like basis growth was 3.3%. Mobile service revenue for the three months to 30 September 2007 was 243 million euros, an increase of 6.8% compared to the same period last year, reflecting the growth of the customer base and the increase in blended ARPU. The termination rate cut reduced third quarter service revenue by just under 1%.

Operating income before depreciation and amortization (OIBDA) for the three months to 30 September 2007 was 89 million euros, an increase of 4.3% compared to the same period last year. OIBDA margin in the third quarter was 35.2%.

In a competitive market O2 Ireland traded well, with gross connections up 13% compared to the third quarter last year. At the end of September the total customer base was 1.632 million customers, 1.9% higher than at the same time last year.

O2 Ireland added a total of 21,000 net contract customers in the quarter. Quarterly monthly ARPU of 84.9 euros was 1.7% higher than the third quarter last year and 1.3% ahead of the previous quarter.

Due to the impact of increased competitor activity, the pre-pay customer base fell during the quarter, by 20,000 customers. Quarterly monthly pre-pay ARPU was 29.2 euros, a decrease of 2.0% on the same period a year ago and 2.7% compared to the previous quarter.

Blended quarterly monthly ARPU of 47.0 euros was reduced by approximately 0.4 euros due to the termination rate cut, but was still 0.6% higher than the previous quarter and 4.0% higher than the third quarter last year.

Quarterly monthly minutes of use increased by 3.6% year on year to 250 minutes, mainly due to the higher proportion of post-pay subscribers in the base.

Quarterly monthly data ARPU was 11.6 euros, 17.1% higher than the third quarter last year and 3.6% higher than the previous quarter.

In addition O2 Ireland launched a number of pricing initiatives and services during the quarter. These included:

  O2 Broadband, which provides wireless broadband on the move at speeds of up to 3.6Mbps. Delivered via a USB wireless modem, the new service offers a viable alternative to fixed broadband in the home, providing one of the fastest and easiest ways for customers in Ireland to get Internet access, whether they are at home, in the office, or on the move. The initial introductory pricing of 15 euros per month for new and existing O2 post-pay customers, or 20 euros per month for all other customers, has been extended until 31st January 2008. After this date the monthly cost will be 30 euros per month and 40 euros per month respectively.

  O2 Ireland also launched the LG Prada mobile phone, billed as the ultimate fashion must have for this season. The LG Prada phone is where fashion meets technology with its classic minimalist design and pure black exterior, and is exclusively available from O2 from 349 euros.

TELEFÓNICA O2 CZECH REPUBLIC

Total revenues in the third quarter amounted to 572 million euros, an increase of 3.4% year on year in local currency, and for the first nine months of the year revenues were 1,667 million euros, an increase of 3.3% in local currency. The Czech mobile business was the key driver of this growth, with the Czech fixed line business reporting a flat revenues year on year in the first nine months.

Operating income before depreciation and amortization (OIBDA) in the third quarter was 259 million euros, a decrease of 5.2% in local currency year on year, and for the first nine months was 763 million euros, a decrease of 3.3% in local currency, giving a margin of 45.8%, 3.1 percentage points lower than the same period last year, with around 2 points coming from the impact of the Slovak operations.

Total CapEx for the Telefónica O2 Czech Republic Group in the first nine months amounted to 164 million euros, an increase of 14.4% in local currency, mainly related to the deployment of infrastructure in Slovakia.

The Czech mobile business maintained its focus on developing attractive voice and data packages, along with its policy of pre-pay to contract migration. Total business revenues for the Czech mobile business grew by 5.4% year on year in local currency in the first nine months to reach 857 million euros, with a 5.4% increase in the third quarter alone.

The total number of mobile customers reached 4.967 million at the end of September, an increase of 4.4% year on year. A total of 84,000 net contract customers were added in the third quarter, bringing the total contract base to 2.161 million, an increase of 21.3% year on year, with contract customers representing 43.5% of the total customer base, up from 37.4% a year ago. Contract quarterly monthly ARPU of 32.6 euros was down 8.1% year on year in local currency, reflecting the migration of pre-pay customers, but stable compared to the previous quarter.

The pre-pay customer base declined by 5.8% year on year to 2.806 million at the end of September, mainly due to the pre-pay to contract migration strategy. Quarterly monthly ARPU of 9.1 euros was up 4.1% in local currency compared to the third quarter last year and up 1.6% compared to the previous quarter.

Blended quarterly monthly ARPU was 19.2 euros, an increase of 3.1% year on year in local currency, with minutes of use growing to 117 minutes.

Activities in the Czech fixed line business continued to focus on the development of broadband services and increasingly the ICT/Business Solutions area. The total number of fixed telephony accesses fell by 15.9% to reach 2.135 million at the end of September, with net disconnections of 72,000 in the third quarter, compared to 81,000 in the previous quarter and 129,000 in the third quarter last year. Total broadband ADSL accesses (retail + wholesale) reached 545,000 at the end of September, with 19,000 net accesses in the third quarter. The total number of O2 TV customers increased to 53,000 at the end of September, a net gain of 16,000 in the third quarter. O2 TV recently began broadcasting live O2 Extraliga hockey matches, and expanded the number of films offered in the Videotéka, O2’s virtual video rental shop, through deals with Warner Brothers and Disney.

Total business revenues for the Czech fixed line business grew by 0.1% year on year in local currency in the first nine months to reach 802 million euros, with a decrease of 0.2% in the third quarter alone. Year on year growth of 17.7% in Internet and Broadband revenues, together with growing revenues from IT and Business Solutions, driven by new contract wins from Government institutions, offset the decline in revenues from the traditional voice and access business.

With regard to Telefónica O2 Slovakia, after the launch of pre-pay services in February, and a credit-based billing tariff in June, the company enlarged its portfolio with a fully fledged contract service during the third quarter. The contract offer helped to increase the number of total registered customers to nearly 500,000 at the end of September 2007. The majority of these are customers from the pre-pay segment, using a Telefónica O2 SIM card as their second SIM. Expansion of the service portfolio with a Post-Pay tariff will support the company’s aim of acquiring new customers and migrating existing pre-pay customers to Post-Pay tariffs. This in turn will lead to higher customer activity in terms of network usage with a positive impact on ARPU.

In the third quarter the company continued to rollout its own mobile network, with more than 500 base stations in operation by the end of September 2007, exceeding the licence requirement of 400. This will allow for the gradual migration of traffic from the national roaming contract onto the O2 network, with a positive impact on margins.

TELEFÓNICA O2 EUROPE
ACCESSES
Unaudited figures (thousands)
	2006		2007
	September	December	March	June	September	% Chg y-o-y
Final Clients Accesses	37,564.5	38,310.9	38,866.0	39,341.4	40,136.3	6.8
Fixed telephony accesses (1)	2,598.3	2,462.9	2,347.8	2,267.2	2,194.9	(15.5)
Internet and data accesses	564.6	607.1	627.3	637.0	648.9	14.9
Narrowband	178.6	143.7	110.9	85.6	68.4	(61.7)
Broadband	373.9	451.9	505.2	540.5	572.8	53.2
Other	12.1	11.6	11.2	10.9	7.7	(36.5)
Mobile accesses	34,398.9	35,225.2	35,865.5	36,399.7	37,239.6	8.3
Contract	20,757.5	21,143.6	21,504.0	21,643.9	21,972.2	5.9
Pre-Pay	13,641.3	14,081.7	14,361.5	14,755.8	15,267.3	11.9
Pay TV	2.8	15.6	25.5	37.5	53.0	n.m.
Wholesale Accesses (2)	160.7	243.8	329.5	410.8	543.9	n.m.
Total Accesses	37,725.2	38,554.7	39,195.5	39,752.2	40,680.3	7.8
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes Unbundled Lines by T. Deutschland.
Note: Mobile accesses, Fixed telephony accesses and Broadband accesses include MANX customers.

TELEFÓNICA O2 EUROPE
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September			July - September
	2007	2006	% Chg	2007	2006	% Chg
Revenues	10,776	9,434	14.2	3,708	3,607	2.8
Internal exp capitalized in fixed assets (1)	156	162	(3.6)	49	64	(23.3)
Operating expenses	(8,091)	(6,794)	19.1	(2,712)	(2,627)	3.2
Other net operating income (expense)	11	6	86.3	5	1	n.m.
Gain (loss) on sale of fixed assets	1,298	(9)	c.s.	1	(4)	c.s.
Impairment of goodwill and other assets	0	(1)	c.s.	0	(0)	c.s.
Operating income before D&A (OIBDA)	4,151	2,798	48.3	1,051	1,041	1.0
Depreciation and amortization	(2,566)	(2,462)	4.2	(816)	(891)	(8.4)
Operating income (OI)	1,585	336	n.m.	235	149	57.2
Note: Figures are presented considering the Purchase Price Allocation of O2 as of February 2006.
Note: "Bad debt provisions" have been reclassified from "Other net operating income (expense)" to "Operating expenses".
Note: Telefónica O2 Europe includes in 2006 Telefónica O2 Czech Republic (January-September), T. Deutschland (January-September) and O2 Group (February-September).
(1) Including work in process.

TELEFÓNICA O2 EUROPE
ACCESSES BY COUNTRIES
Unaudited figures (Thousands)
	2006		2007
	September	December	March	June	September	% Chg y-o-y

UK
Final Clients Accesses	17,337.7	17,650.0	17,774.9	17,815.4	17,938.0	3.5
Internet and data accesses	0.0	16.8	24.0	30.7	38.4	n.m.
Broadband	0.0	16.8	24.0	30.7	38.4	n.m.
Mobile accesses	17,337.7	17,633.2	17,750.9	17,784.7	17,899.6	3.2
Pre-Pay	11,255.8	11,415.1	11,452.9	11,410.7	11,366.4	1.0
Contract	6,081.9	6,218.1	6,298.0	6,374.1	6,533.2	7.4
Total Accesses	17,337.7	17,650.0	17,774.9	17,815.4	17,938.0	3.5

GERMANY
Final Clients Accesses	10,628.7	11,043.8	11,215.2	11,591.5	12,205.1	14.8
Internet and data accesses	0.0	19.0	31.4	33.7	37.0	n.m.
Broadband	0.0	19.0	31.4	33.7	37.0	n.m.
Mobile accesses	10,628.7	11,024.8	11,183.8	11,557.8	12,168.1	14.5
Pre-Pay	5,340.7	5,544.1	5,609.6	5,792.4	6,175.4	15.6
Contract	5,288.0	5,480.7	5,574.2	5,765.4	5,992.7	13.3
Wholesale Accesses (1)	75.3	149.3	227.4	305.1	435.9	n.m.
Total Accesses	10,704.0	11,193.1	11,442.6	11,896.6	12,641.0	18.1

IRELAND
Mobile accesses	1,602.8	1,631.7	1,632.5	1,631.5	1,632.5	1.9
Pre-Pay	1,134.7	1,146.7	1,133.6	1,118.7	1,098.8	(3.2)
Contract	468.1	485.1	499.0	512.8	533.7	14.0
Total Accesses	1,602.8	1,631.7	1,632.5	1,631.5	1,632.5	1.9

CZECH REPUBLIC
Final Clients Accesses	7,854.3	7,842.9	7,712.3	7,698.1	7,714.6	(1.8)
Fixed telephony accesses (2)	2,537.3	2,402.5	2,287.5	2,207.2	2,134.6	(15.9)
Internet and data accesses	554.6	560.3	559.9	559.8	559.5	0.9
Narrowband	178.6	143.7	110.9	85.6	68.4	(61.7)
Broadband	363.9	405.1	437.9	463.3	483.5	32.9
Other	12.1	11.6	11.2	10.9	7.7	(36.5)
Mobile accesses	4,759.7	4,864.5	4,839.5	4,893.7	4,967.4	4.4
Pre-Pay	2,978.3	2,989.7	2,873.2	2,816.7	2,806.6	(5.8)
Contract	1,781.3	1,874.8	1,966.3	2,076.9	2,160.9	21.3
Pay TV	2.8	15.6	25.5	37.5	53.0	n.m.
Wholesale Accesses	85.4	94.5	102.1	105.7	108.0	26.5
Total Accesses	7,939.8	7,937.4	7,814.4	7,803.8	7,822.6	(1.5)

SLOVAKIA
Mobile accesses	-	-	386.8	455.0	495.6	n.m.
Pre-Pay	-	-	386.8	454.0	475.9	n.m.
Contract	-	-	0.0	1.0	19.7	n.m.
Total Accesses	-	-	386.8	455.0	495.6	n.m.
(1) Includes Unbundled Lines by T. Deutschland.
(2) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.

TELEFÓNICA O2 EUROPE
SELECTED OPERATING DATA MOBILE BUSINESS BY COUNTRIES
Unaudited figures
	2006		2007
	3Q	4Q	1Q	2Q	3Q	% Chg y-o-y Local Cur

O2 UK
MOU (minutes)	175	180	179	189	193	10.3
ARPU (EUR)	34.0	34.1	33.3	34.5	35.7	5.2
Pre-Pay	17.9	18.2	17.0	18.2	19.3	8.3
Contract	63.9	63.5	63.2	63.9	64.8	1.5
Data ARPU	10.6	10.7	11.0	11.0	11.1	4.2
%non-P2PSMS over data revenues	13.1%	12.5%	13.4%	14.2%	15.2%	2.1 p.p.

O2 GERMANY
MOU (minutes)	124	129	129	133	128	3.2
ARPU (EUR)	25.3	23.7	20.5	20.9	20.8	(17.8)
Pre-Pay	9.0	8.3	6.8	6.7	6.8	(24.4)
Contract	41.7	39.2	34.2	35.2	34.9	(16.2)
Data ARPU	5.8	5.9	5.1	5.1	5.2	(10.3)
%non-P2PSMS over data revenues	21.4%	22.6%	24.9%	25.0%	25.9%	4.5 p.p.

O2 IRELAND
MOU (minutes)	241	246	240	249	250	3.6
ARPU (EUR)	45.2	45.0	44.2	46.7	47.0	4.0
Pre-Pay	29.8	29.6	28.0	30.0	29.2	(2.0)
Contract	83.5	81.4	82.0	83.8	84.9	1.7
Data ARPU	9.9	10.0	11.5	11.2	11.6	17.1
%non-P2PSMS over data revenues	18.4%	19.6%	19.9%	23.4%	26.5%	8.1 p.p.

T. O2 CZECH REPUBLIC (1)
MOU (minutes)	102	109	109	120	117	14.7
ARPU (EUR)	18.3	18.8	17.7	18.5	19.2	3.1
Pre-Pay	8.6	8.8	8.3	8.8	9.1	4.1
Contract	34.9	35.0	32.2	32.2	32.6	(8.1)
Data ARPU	3.8	4.0	3.8	3.9	4.0	4.6
%non-P2PSMS over data revenues	43.0%	40.0%	41.0%	42.0%	45.0%	2.0 p.p.
Note: MOU and ARPU calculated as monthly quarterly average.
(1) KPIs for Mobile business in Czech Republic do not include Slovakia.

TELEFÓNICA O2 EUROPE
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
		January - September

		2007	2006	% Chg	% Chg Local Cur

O2 UK (1)	Revenues	5,526	4,435	24.6	23.1
	OIBDA	1,420	1,222	16.2	14.8
	OIBDA margin	25.7%	27.6%	(1.9 p.p.)
	CapEx	560	511	9.6	8.3

O2 GERMANY (2)	Revenues	2,612	2,388	9.4	9.4
	OIBDA	456	507	(10.1)	(10.1)
	OIBDA margin	17.5%	21.2%	(3.8 p.p.)
	CapEx	605	794	(23.8)	(23.8)

O2 IRELAND (1)	Revenues	741	639	15.9	15.9
	OIBDA	253	236	7.4	7.4
	OIBDA margin	34.2%	36.9%	(2.7 p.p.)
	CapEx	81	109	(25.7)	(25.7)

TELEFONICA O2 CZECH REPUBLIC	Revenues	1,667	1,592	4.7	3.3
	OIBDA	763	779	(2.0)	(3.3)
	OIBDA margin	45.8%	48.9%	(3.1 p.p.)
	CapEx	164	142	15.9	14.4
(1) In 2006 includes February-September period.
(2) In 2006 includes February-September period for O2 Germany and Telefónica Deutschland.

RESULTS BY REGIONAL BUSINESS UNITS

Others Companies

ATENTO GROUP

Revenues for the Atento Group reached 869 million euros during the first nine months of 2007, equivalent to an annual growth of 14.7% when compared to the same period the previous year, as a result of the higher activity, mainly in Brazil and Mexico.

Revenues generated by non-Telefónica Group customers advanced 21.9% year-on-year in the third quarter of 2007 and represented 49.6% of Atento’s total revenues to September 2007, 3.0 percentage points more than in the same period the previous year. The main drivers of this growth were:

  Brazil: the strong growth in business from financial services customers such as Itaú, Bradesco, Banco IBI, Redecard and Banco Santander.

  Mexico: the collaboration with BBVA, primarily in the Finanzia and collections services, boosted by new operations from the US.

  Venezuela: revenues generated by the CANTV Group increased as did financial sector business volumes with Banco Banesco.

  Argentina: revenues generated by existing customers such as Lexmark, Mc Donalds and Nokia were higher.

  Colombia: higher activity with ETB, Citibank and Colpatria.

In terms of the geographical breakdown of revenues, Brazil accounted for 40.9% of the total compared to 38.7% a year earlier. The contribution of other Latin American units to the total is also on the rise. The Mexican business continued to post strong growth, contributing 12.4% of the Group’s total revenues, compared to 9.9% in the same period the previous year. Venezuela accounted for 4.2%, up from 3.7% in the same period last year, while Peru contributed 3.8%, up from 2.8% in the January-September 2006 period. On the other hand, Spain and Chile made smaller contributions. Spain accounted for 22.9% of total revenues compared to 29.8% in the same period the previous year, while Chile contributed 5.8% down from 6.2%. These figures reflect the strong performance of the Brazilian operation and the enhanced geographical breakdown of the overall revenue mix.

Operating expenses amounted to 756 million euros in the January-September 2007 period, equivalent to a year-on-year growth of 15.1%. The strong growth in revenues underlies the increase in personnel expenses owing to a larger teleoperations workforce, higher telecommunications costs due to the increased activity and higher facility leasing and maintenance costs following new service centre openings.

Operating income before depreciation and amortization (OIBDA) for the Atento Group rose 14.6% year-on-year to 117 million euros in the first nine months of 2007. The OIBDA margin was 13.5%, flat year-on-year. Atento Brasil contributed 51 million euros or 43.2% of OIBDA. Of the remaining operations, the largest contributions to consolidated OIBDA were by Mexico (16.4% or 19 million euros), Chile (9.0% or 10 million euros), Venezuela (8.2% or 10 million euros) and Peru (7.4% or 9 million euros).

Operating income (OI) in the first nine months of the year amounted to 95 million, equivalent to a year-on-year growth of 16.8%.

CapEx through September 2007 amounted to 19 million euros, flat year-on-year. Investment was deployed principally in new service centre openings in Brazil, Mexico, Venezuela and Peru.

Operating cash flow (OIBDA-Capex) presented a growth of 18.9% when compared to the first nine months of 2006, reaching 98 million euros, as a result of continued growth in operating income coupled with a stable investment effort.

At the operating level, the Atento Group ended September 2007 with 53,287 positions in place, 21.5% more than the previous year. The average number of occupied positions to September 2007 stands at 42,155. Productivity in the January-September 2007 period was 78.2%, 0.9 percentage points lower than in the same period the previous year.

ATENTO GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September			July - September
	2007	2006	% Chg	2007	2006	% Chg
Revenues	869	758	14.7	305	250	22.0
Internal exp capitalized in fixed assets (1)	0	0	n.m.	0	0	n.m.
Operating expenses	(756)	(657)	15.1	(265)	(212)	24.6
Other net operating income (expense)	2	1	72.1	2	0	n.m.
Gain (loss) on sale of fixed assets	2	(0)	c.s.	2	(0)	c.s.
Impairment of goodwill and other assets	0	0	n.m.	0	0	n.m.
Operating income before D&A (OIBDA)	117	102	14.6	44	38	16.0
Depreciation and amortization	(22)	(21)	6.1	(8)	(7)	7.6
Operating income (OI)	95	81	16.8	36	31	17.9
(1) Including work in process.

ADDENDA

Key Holdings of the Telefónica Group detailed by regional business units

TELEFÓNICA ESPAÑA		TELEFÓNICA O2 EUROPE
	% Part		% Part

Telefónica España	100.00	O2 UK	100.00
Telefónica Móviles España	100.00	O2 Gemany	100.00
Telyco	100.00	O2 Ireland	100.00
Telefónica Telecomunic. Públicas	100.00	Manx	100.00
T. Soluciones de Informatica y Comunicaciones de España	100.00	Be	100.00
Iberbanda	51.00	Telefónica O2 Czech Republic (1)	69.41
Medi Telecom	32.18	Telefónica O2 Slovakia (2)	100.00

		(1) Company owned through Telefónica S.A.
		(2) Company owned through Telefónica O2 Czech Republic.

TELEFÓNICA LATINOAMÉRICA		OTHER PARTICIPATIONS
	% Part		% Part

Telesp (1)	87.95	3G Mobile AG (Switzerland)	100.00
Telefónica del Perú	98.18	Atento Group	100.00
Telefónica de Argentina	98.04	Group 3G (Germany)	57.20
TLD Puerto Rico	98.00	Mobipay Internacional	50.00
Telefónica Chile	44.89	Tempos 21 (1)	43.69
Telefónica Telecom	52.03	IPSE 2000 (Italy) (1)	39.92
Telefónica USA	100.00	Lycos Europe	32.10
T. Intern. Wholesale Serv. (TIWS) (2)	100.00	Sogecable (2)	16.83
Brasilcel (3)	50.00	Mobipay España (1)	13.36
T. Móviles Argentina	100.00	Hispasat	13.23
T. Móviles Perú	98.53	Portugal Telecom (3)	9.84
T. Móviles México	100.00	China Netcom Group (4)	5.00
Telefónica Móviles Chile (4)	100.00	BBVA	1.02
T. Móviles El Salvador	99.08	Amper	6.10
T. Móviles Guatemala	100.00	(1) Ownership directly or indirectly held by Telefónica Móviles España.
Telcel (Venezuela)	100.00	(2) Telefónica de Contenidos, S.A. holds 15.63% and Telefónica, S.A. holds 1.20%.
T. Móviles Colombia	100.00	(3) Telefónica's Group effective participation. Telefónica Group participation would be 9.96% if we exclude the minority interests. Taking into account the own shares held by the Portuguese companyand excluding the minority interests, Telefónica's Group voting rights reached 10.96%.
Otecel (Ecuador)	100.00
T. Móviles Panamá	100.00
T. Móviles Uruguay	100.00	(4) Ownership held by Telefónica Latinoamérica.
Telefonía Celular Nicaragua	100.00
T. Móviles Soluciones y Aplicac. (Chile)	100.00
(1) Effective participation 88.01%.
(2) Telefónica, S.A. owns 92.51% and Telefónica DataCorp owns 7.49%.
(3) Joint Venture which fully consolidates the subsidiary Vivo, S.A., through participation at Vivo Participaçoes, S.A. (62.94%)
(4) Telefónica Móviles Chile made a capital increase in the month of May. As a result it became the unique shareholder of Telefónica Móviles de Chile, that was disolved. This operation ended the 1st of July.

ADDENDA

Significant Events

  On October 25th, 2007, TELEFÓNICA, S.A., ASSICURAZIONI GENERALI S.p.A., INTESA SANPAOLO S.p.A., MEDIOBANCA S.p.A. and SINTONIA S.A. (BENETTON) acquired the whole of the capital of OLIMPIA S.p.A., through the Italian company, TELCO S.p.A. which holds approximately 23.6% of the capital that confers voting rights of TELECOM ITALIAS.p.A.

  On October 11th, 2007, Telefónica, at its Sixth Investor Conference, announced a proposal to distribute a dividend of (1) euro per share corresponding to 2008 fiscal year.This dividend will be payable in two tranches: the first one in the second half of 2008, and the second one in the first half of 2009.

  On September 26th, 2007, Telefónica S.A. announced the distribution of an interim dividend from 2007 net income, of a fixed gross amount of 0.35 euros on November 14th, 2007. Likewise, it is the Board’s intention to propose to the next Annual General Shareholders’ Meeting, to be held in 2008, the payment of a final dividend of 0.40 euros per share, so that the total shareholder remuneration for fiscal year 2007 will amount to 0.75 euros

  On August 3rd, 2007, Vivo Participações, S.A. ("VIVO"), a Brazilian company controlled by Brasilcel NV jointly controlled by Telefónica, S.A. and Portugal Telecom SGPS, signed an agreement with Telpart Participações S.A. ("Telpart") for the acquisition of Telpart´s stakes in Telemig Celular Participações S.A and Tele Norte Celular Participações S.A.

  On July 25th, the Board of Directors of the Company announced that Gregorio Villalabeitia Galarraga resigned as Director, which entailed his ceasing to hold office as Vice-Chairman of the Board, and as a member of the Executive Committee and of the Audit and Control, Regulation and International Affairs Committees. The Board of Directors also unanimously resolved the interim appointment of the new Board member José María Abril Pérez, as proprietary Director. He has also been appointed as a member of the Executive Committee of the Board of Directors. Lastly, the Board also approved the appointment of Vitalino Nafría Aznar as Vice-Chairman of the Board of Directors.

ADDENDA

Changes to the Perimeter and Accounting Criteria of Consolidation

In the period January–September of 2007, the main changes have occurred in the consolidation perimeter were the following:

TELEFÓNICA O2 EUROPE

  In April, Telefónica O2 Europe PLC, 100%-owned by Telefónica, S.A. and its wholly owned subsidiary O2 Holdings LTD, sold 100% of British firm Airwave O2 Ltd. This company, which was consolidated in the Telefónica Group financial statements using the full integration method, has been removed from the perimeter of consolidation.

OTHER COMPANIES

  In August the Telefónica Group sold its 100% stake in Spanish company Azeler Automoción, S.A. for 0.34 million euros. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation perimeter.

  In June, Atento Teleservicios España, S.A. of Spain incorporated US company, Contact US Teleservices Inc., contributing 100% of the initial share capital of 0.1 million US dollars. This company was added to the Telefónica Group’s consolidation perimeter and is fully consolidated. In August this company took out a 0.55 million US dollar capital increase, which was fully subscribed by Atento Teleservicios España, S.A.

  In June, Telefónica, S.A. sold its entire 31.75% stake in Sistemas Técnicos de Loterías del Estado, S.A. This company, which had been accounted for by the Telefónica Group under the equity method, was removed from the consolidation perimeter.

  In May, Telefónica, S.A. agreed to sell its 99.7% stake in Dutch company Endemol Investment Holding B.V. to a newly created consortium held equally by Mediacinco Cartera S.L., a newly incorporated company owned by Mediaset and its listed Spanish subsidiary Gestevisión Telecinco, Cyrte Fund II B.V. and G.S. Capital Partners VI Fund, L.P. for 2,629 million euros. The agreement was executed on 3 July. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation perimeter.

  In April, US firm Katalyx, Inc. sold its 54% stake in Brazilian company Mercador, S.A. The company had been consolidated in the financial statements of the Telefónica Group under the equity method and was thus removed from the perimeter of consolidation.

  During the first quarter of 2007, the Telefónica Group sold shares in the Italian company Ipse 2000 S.p.A. reducing its direct and indirect percentage in the Italian company to 39.9158%. The company continues to be incorporated in the consolidated financial statements of the Telefónica Group using the equity method.

  In February 2007 the company sold 100% of its stake in Endemol France to the company Endemol, N.V., in which the Group had 75% participation, and thus reducing its stake in the company to that percentage.

  The Spanish company Communicapital Gestión, S.A. has been liquidated. The company, which was included in the financial statements of Telefónica Group using the full integration method, has been removed from the perimeter of consolidation.

DISCLAIMER

This document contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ materially from those expressed in our forward looking statements.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited and, therefore, is subject to potential future modifications.

For additional information, please contact.

Investor Relations

Gran Vía, 28 – 28013 Madrid (Spain)

Phone number:

+34 91 584 4700

Fax number:

+34 91 531 9975

Email address:

Ezequiel Nieto - ezequiel.nieto@telefonica.es

Dolores García - dgarcia@telefonica.es

Isabel Beltrán – i.beltran@telefonica.es

ir@telefonica.es

www.telefonica.es/accionistaseinversores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 12th, 2007	By:	/s/ Santiago Fernández Valbuena
			Name:	Santiago Fernández Valbuena
			Title:	Chief Financial Officer